Exhibit 2.7

STOCK PURCHASE AGREEMENT

by and among

ALCOA INC.

and

RAILAMERICA TRANSPORTATION CORP.

September 13, 2005
TABLE OF CONTENTS

Section 8.4 Losses Net of Insurance; No Consequential Damages; Mitigation of Damages; Etc 48

Section 8.5 Termination of Indemnification 48

Section 8.6 Procedures Relating to Third Party Claims (other than Pre-Closing Environmental Liabilities and Tax-Related Claims) 49

Section 8.7 Procedures Relating to Third-Party Claims Constituting a Pre-Closing Environmental Liability 51

Section 10.2 Construction and Interpretation of Certain Terms and Phrases............64

EXHIBITS

Exhibit A Exhibit B	Form of Support Services Agreement Form of Rail Transportation Services Agreements

SCHEDULES

Schedule 1.2(g)	Excluded Assets

Schedule 2.3(a)	Basis of Financial Statement Presentation

Schedule 3.2(b)	Authority – Contract Exceptions

Schedule 3.2(c)	Authority – Consent Exceptions

Schedule 3.4	Compliance with Applicable Laws

Schedule 3.5	Financial Statements

Schedule 3.6	Absence of Certain Changes

Schedule 3.7	Litigation; Decrees

Schedule 3.8(a)	Real Property (Owned Property)

Schedule 3.8(b)	Real Property (Leased Property)

Schedule 3.8(c)	Valuation or General Maps

Schedule 3.9(a)	Intellectual Property

Schedule 3.9(b)	Intellectual Property Litigation

Schedule 3.10	Insurance

Schedule 3.11	Contracts

Schedule 3.12	Condition of Lines; Personal Property

Schedule 3.13(a)	Seller Benefit Plans

Schedule 3.13(f)	Retiree Welfare Benefit Plans

Schedule 3.13(h)	Benefits Triggered by Execution of Agreement

Schedule 3.14	Environmental Matters

Schedule 3.15	Tax Matters

Schedule 3.16	Labor Matters

Schedule 5.11	Allocation Statement

Schedule 5.12(a)	Seller Owned Computer Software

Schedule 5.12(b)	Included Licensed Computer Software

Schedule 5.15	Maximum Prices under Purchase Option

Schedule 5.22(b)	Collective Bargaining Agreements

Schedule 10.1(a)	B&N Line

Schedule 10.1(b)	MTR Line

Schedule 10.1(c)	PCN Line

Schedule 10.1(d)	RSS Line

Schedule 10.1(e)	Computer Hardware

Schedule 10.1(f)	Intercompany Accounts

Schedule 10.1(g)	Seller Knowledge

Schedule 10.1(h)	Purchaser Knowledge

Schedule 10.1(i)	Permitted Liens

Schedule 10.1(j)	Real Property

Schedule 10.1(k)	Working Capital Accounts

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is made and entered into as of September 13, 2005, by and among Alcoa Inc., a Pennsylvania corporation (“Seller”), David Besio, Sandra Childers, Kathryn Johnston, D. Keith Turner, Gary Moerbe and Paul Rufa (“Legal Shareholders”), and RailAmerica Transportation Corp., a Delaware corporation (“Purchaser”).

PRELIMINARY STATEMENT

Each of Bauxite & Northern Railway Company, an Arkansas corporation (“B&N”), The Massena Terminal Railroad Company, a New York corporation (“MTR”), Point Comfort & Northern Railway Company, a Texas corporation (“PCN”), and Rockdale, Sandow & Southern Railroad Company, a Texas corporation (“RSS”), is a wholly-owned, direct subsidiary of Seller. B&N, MTR, PCN and RSS (each a “Railroad,” and collectively, the “Railroads”) are short line railroads that provide rail freight transportation to Seller’s Complexes and third parties.

The parties wish to provide for the sale to Purchaser of all of the issued and outstanding shares of capital stock of the Railroads (collectively, the “Shares”), upon the terms and subject to the conditions set forth in this Agreement.

The parties desire to enter into (or cause the Railroads to enter into) certain agreements, including the Ancillary Documents, necessary for the Purchaser’s operation of the Railroads following the Closing and the Railroads’ provision of rail freight transportation services to the Seller Complexes following the Closing.

This Agreement has been approved and adopted by the respective boards of directors of each of Seller and Purchaser.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree as follows:

ARTICLE I

Purchase and Sale

Section 1.1 Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Purchaser all of the B&N Shares, MTR Shares, PCN Shares and RSS Shares, and Purchaser shall purchase, acquire and accept from Seller, all of the B&N Shares, MTR Shares, PCN Shares and RSS Shares, in each case free and clear of any and all Liens.

Section 1.2 Excluded Assets. Notwithstanding anything in this Agreement to the contrary, the following assets, properties and rights of any of the Railroads, Seller or any of their respective Affiliates (collectively, the “Excluded Assets”) shall be excluded from and shall not constitute any part of the Railroad Assets as of and following the Closing Date, and, at or prior to the Closing, Seller shall, as necessary and at the sole expense of the Seller, cause each or any of the Railroads to transfer to Seller or any of its Affiliates any of its right, title or interest in or to such Excluded Assets:

(a) all cash and cash equivalents on hand or in banks, all bank accounts, all lock box receipts and all certificates of deposit and other bank deposits owned or held by any of the Railroads, Seller or any of their respective Affiliates;

(b) all rights, claims and causes of action relating to any of the Excluded Liabilities or the Excluded Assets, including rights, claims and causes of action under insurance policies relating thereto;

(c) all rights of any of the Railroads, Seller or any of their respective Affiliates under or with respect to any Intercompany Accounts;

(d) any asset of any Seller Benefit Plan, including, but not limited to, the right to receive assets of any such plan upon termination thereof;

(e) all Seller Intellectual Property (including, without limitation, the Seller Trademarks), all Seller Computer Hardware, all Seller Owned Computer Software (except for the License contemplated in Section 5.12(a)), all Licensed Computer Software and all Seller Data;

(f) all policies of insurance of any of the Railroads, Seller or any of their respective Affiliates and all of the rights of any of the Railroads, Seller or any of their respective Affiliates thereunder, except with respect to rights to insurance coverage under all insurance policies which are in effect prior to the Closing to the extent they relate to the Business, the Assumed Liabilities or the Continuing Employees;

(g) all assets, properties and rights of any of the Railroads, Seller or any of their respective Affiliates identified on Schedule 1.2(g);

(h) all names, trade names and trademarks containing the names “Aluminum Company of America” or “Alcoa” or any variations thereof; and

(i) all legal, accounting and tax records of the Seller.

Section 1.3 Assumed Liabilities. Effective as of the Closing Date, Purchaser will assume and agree to pay, honor, perform and discharge when due and payable, and, subject to the limitations on Seller’s right to be indemnified by Purchaser pursuant to Article VIII, indemnify Seller and its Affiliates and hold them harmless from, the Assumed Liabilities.

Section 1.4 Excluded Liabilities. Subject to the limitations on Purchaser’s right to be indemnified by Seller pursuant to Article VIII, the following liabilities and obligations of any of the Railroads, Seller or any of their respective Affiliates (collectively, the “Excluded Liabilities”), shall be excluded from and shall not constitute any part of the obligations or liabilities of the Railroads as of and following the Closing Date:

(a) any obligation or liability of any of the Railroads, Seller or any of their respective Affiliates to the extent relating solely to or arising solely in connection with the ownership and/or operation of the Excluded Assets;

(b) to the extent (and only to the extent) not caused by, contributed to, or exacerbated by any acts or omissions of the Purchaser, its Affiliates (including the Railroads) or any of their respective agents, employees, contractors, invitees or licensees occurring after the Closing Date, any obligation or liability under Environmental Laws relating to or arising from any real property owned, leased or otherwise occupied by any of the Railroads that is adjacent to, abutting, or contiguous to the Seller Complexes to the extent (and only to the extent) that such obligation or liability is caused solely by the acts or omissions of Seller or any of its Affiliates or of their respective agents, employees, contractors, invitees or licensees occurring after the Closing Date in connection with the operation of any plant or manufacturing facility located within the Seller Complexes;

(c) any obligation or liability under Environmental Laws relating to or arising out of the Alcoa Point Comfort/Lavaca Bay Superfund Site as listed on the federal National Priorities List (the “Superfund Site Liabilities”);

(d) any obligations or liabilities of any of the Railroads, Seller or any of their respective Affiliates for or with respect to the Intercompany Accounts; and

(e) any liability of or with respect to any Seller Benefit Plan, which does not include any benefits administered by the Railroad Retirement Board, all of which are Assumed Liabilities, whether arising prior to, on, or after the Closing, other than liability for payments under any short-term disability or salary continuation plan for periods after the Closing.

Section 1.5 Purchase Price. The aggregate purchase price for the Shares shall be $77,500,000 in cash plus the amount set forth in Section 5.22(c)(ii)(C) of this Agreement in cash plus the amount of the Target Working Capital Deficit (collectively, the “Purchase Price”), subject to adjustment pursuant to Section 2.3 and payable as set forth in Section 2.3.

ARTICLE II

The Closing; Purchase Price Adjustments

Section 2.1 Closing Date. The closing of the sale and transfer of the Shares (the “Closing”) shall take place at the offices of Seller, at 10:00 a.m., EDT, on (a) September 30, 2005, or (b) at another time, date or place provided that the Seller and Purchaser mutually agree in writing upon such change. The date on which the Closing shall occur is herein referred to as the “Closing Date.” The Closing shall be deemed effective with respect to each Railroad, and control of each Railroad shall be transferred to Purchaser, as of 11:59 p.m. EDT for purposes of the MTR and 11:59 p.m. CDT for purposes of the B&N, PCN and RSS on the Closing Date.

Section 2.2 Transactions to be Effected at the Closing.

(a) At the Closing, Seller shall deliver or cause to be delivered to Purchaser the following:

(i) the stock certificate(s) representing all of the Shares, which certificate(s) shall be either endorsed in blank or attached to a duly executed stock power;

(ii) all minutes books, stock record books and corporate seals of each of the Railroads;

(iii) a duly executed copy of each of the Ancillary Documents to which any of the Railroads, Seller or any of their respective Affiliates is a party;

(iv) duly executed resignations of each of the directors of the Railroads, other than directors who are Continuing Employees;

(v) a duly executed Release from Seller and its Affiliates of all claims against the Railroads with the exception of liabilities reflected in the Closing Date Balance Sheet; and

(vi) such other instruments or documents, the delivery of which is a condition to Closing, as may be necessary to effect the Closing in accordance with this Agreement (it being understood that any such other instrument or document shall not provide for any representations or warranties or any obligations or liabilities that are not otherwise expressly provided for in this Agreement).

(b) At the Closing, Purchaser shall deliver to Seller the following:

(i) by wire transfer, to an account designated in writing by Seller at least three Business Days prior to the Closing, immediately available U.S. funds in an amount equal to the Purchase Price;

(ii) a duly executed copy of each of the Ancillary Documents to which Purchaser or any of its Affiliates is a party; and

(iii) such other instruments or documents, the delivery of which is a condition to Closing, as may be necessary to effect the Closing in accordance with this Agreement (it being understood that any such other instrument or document shall not provide for any representations or warranties or any obligations or liabilities that are not otherwise expressly provided for in this Agreement).

Section 2.3 Working Capital Adjustment.

(a) Within thirty (30) days following the Closing Date, Seller shall prepare, or cause to be prepared, and deliver to Purchaser the Closing Date Balance Sheet and, based on the Closing Date Balance Sheet, a statement (the “Closing Working Capital Statement”) which shall set forth an itemized calculation of the Working Capital of the Railroads as of the Closing Date (the “Closing Working Capital”). The Closing Date Balance Sheet and Closing Working Capital Statement shall be prepared in accordance with the Basis of Financial Statement Presentation set forth in Schedule 2.3(a), and consistent with the preparation of the Financial Statements.

(b) Purchaser and its accountants shall have thirty (30) days after the delivery of the Closing Working Capital Statement to review the Closing Working Capital Statement. In reviewing the Closing Working Capital Statement, Purchaser and its accountants shall have reasonable access to the workpapers of Seller and its accountants (subject to the reviewing parties executing any necessary waivers or indemnifications required by Seller’s accountants) as well as other books and records of the Sellers relevant to the review of the Closing Working Capital Statement. If Purchaser determines that the Closing Working Capital Statement has not been prepared in the manner set forth in Section 2.3(a), Purchaser shall inform Seller in writing (an “Objection”), setting forth a specific description of the basis of the Objection and the adjustments to the amount of the Closing Working Capital that Purchaser believes should be made, which Objection must be delivered to Seller on or before the last day of such 30-day period. Seller shall then have fifteen (15) days to review and respond to the Objection. The parties shall attempt in good faith to reach an agreement with respect to any matters in dispute. If the parties are unable to resolve all of their disagreements with respect to the determination of the foregoing items within thirty (30) days following the delivery of Seller’s response to the Objection by Purchaser, they shall refer their remaining differences to a nationally recognized independent public accounting firm as mutually agreed to by the parties (the “CPA Firm”), which shall, acting as experts and not as arbitrators, determine in accordance with this Agreement, and only with respect to the remaining differences so submitted, whether and to what extent, if any, the Closing Working Capital requires adjustment. The parties shall direct the CPA Firm to use its best efforts to render its determination within thirty (30) days after such submission. The CPA Firm’s determination shall be conclusive and binding upon Purchaser and Seller. The reasonable fees and disbursements of the CPA Firm shall be paid one-half by Purchaser and one-half by Seller. Purchaser and Seller shall make readily available to the CPA Firm all relevant books and records and any work papers (including those of the parties’ respective accountants) relating to the Closing Working Capital Statement and all other items reasonably requested by the CPA Firm. The “Final Working Capital Statement” shall be deemed to be (i) the Closing Working Capital Statement if no Objection is delivered by Purchaser during the thirty-day period specified above, or (ii) if an Objection is delivered by Purchaser, the Closing Working Capital Statement, as adjusted by either (A) the agreement of the parties or (B) the CPA Firm.

(c) In reviewing any Objection, Seller and its accountants shall have access to the work papers of Purchaser and its accountants (subject to the reviewing party executing any necessary waivers or indemnifications required by Purchaser’s accountants).

(d) Seller has reasonably estimated that the Closing Working Capital as reflected on the Final Working Capital Statement will be within one percent (1%), more or less, of negative six million two hundred fifty thousand dollars (-$6,250,000) (the “Target Working Capital Deficit”). If the Closing Working Capital as reflected on the Final Working Capital Statement is less than negative six million three hundred twelve thousand five hundred dollars (-$6,312,500), then, within three (3) Business Days following the issuance of the Final Working Capital Statement, Seller shall make a payment in immediately available funds to Purchaser equal to the difference between -$6,312,500 and the Closing Working Capital, plus interest at the prime rate (as set forth in the “Money Rates” section of The Wall Street Journal on the Closing Date) on such amount from the Closing Date through the date of payment calculated on the basis of a 365-day year. If the Closing Working Capital as reflected on the Final Working Capital Statement is more than negative six million one hundred eighty-seven thousand five hundred dollars (-$6,187,500), then, within three (3) Business Days following issuance of the Final Working Capital Statement, Purchaser shall refund such excess by making a payment to Seller, in immediately available funds, equal to the difference between the Closing Working Capital and -$6,187,500, plus interest at the prime rate (as set forth in the “Money Rates” section of The Wall Street Journal on the Closing Date) on such amount from the Closing Date through the date of payment calculated on the basis of a 365-day year.

ARTICLE III

Representations and Warranties of Seller

Seller hereby represents and warrants to Purchaser as follows:

Section 3.1 Organization, Standing and Power. Each of the Railroads is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation. Each of the Railroads has the requisite corporate power and authority to own its assets and to operate its business as currently operated. Each of the Railroads is duly qualified to do business as a foreign corporation and is in good standing in every jurisdiction in which the character of the properties and assets owned or leased by it or the nature of its business makes such qualification necessary, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have a Material Adverse Effect. None of the Railroads has a subsidiary or ownership interest in any partnership, joint venture, corporation, limited liability company or other entity. Seller has provided to Purchaser accurate and complete copies of the articles of incorporation and bylaws (or comparable organizational documents) of each of the Railroads, as such documents have been amended to the date hereof.

Section 3.2 Authority.

(a) The execution and delivery of this Agreement by Seller, the performance by Seller of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Seller, and the execution and delivery of the Ancillary Documents to which Seller and any of the Railroads are to be a party, the performance by each such party of its obligations thereunder and the consummation of the transactions contemplated thereby will be authorized by all necessary corporate action on the part of Seller and each of the Railroads prior to the Closing. This Agreement has been duly executed and delivered by Seller and constitutes, and each Ancillary Document to which Seller and any of the Railroads are to be a party will be duly executed and delivered by Seller and the applicable Railroads at the Closing, and when so executed and delivered, this Agreement and each Ancillary Document will constitute, the legal, valid and binding obligation of Seller and the Railroads, as applicable, enforceable against each of them in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally, and except that the availability of the remedy of specific performance or other equitable relief is subject to the discretion of the court before which any proceeding therefor may be brought.

(b) None of the execution and delivery of this Agreement by Seller, the execution and delivery by Seller and any of the Railroads of the Ancillary Documents to which any of them is to be a party, the consummation of the transactions contemplated hereby and thereby or the compliance by Seller and the applicable Railroads with the terms hereof and thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any Lien (other than a Permitted Lien or a Permitted Real Property Encumbrance) upon any of the Railroad Assets under, any provision of (i) the respective articles of incorporation or bylaws (or comparable organizational documents) of the Railroads or Seller, (ii) subject to the filings and other matters referred to in the following paragraph (c), any Law applicable to any of the Railroads or Seller or (iii) any material Contract to which any of the Railroads is a party or by which any of the Railroads or Seller is bound, except as listed on Schedule 3.2(b).

(c) No consent, approval, exemption, license, permit, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by any of the Railroads or Seller in connection with the execution, delivery and performance of this Agreement or the Ancillary Documents or the consummation of the transactions contemplated hereby or thereby, except to the extent applicable for (i) authorization or exemption, as the case may be, from the STB to acquire the Shares and control the Lines and to exercise rights under the other agreements contemplated by this Agreement, (ii) in connection with the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder, (iii) in connection with any state or local tax which is attributable to the beneficial ownership of the Railroads’ real property, if any, (iv) as may be required by any applicable state securities or “blue sky” laws or state takeover laws, and (v) those items listed on Schedule 3.2(c).

Section 3.3 Capitalization.

(a) The authorized capital stock of B&N consists solely of 750 shares of common stock, of which 750 shares are issued and outstanding (the “B&N Shares”). The authorized capital stock of MTR consists solely of 2500 shares of common stock, of which 2500 shares are issued and outstanding (the “MTR Shares”). The authorized capital stock of PCN consists solely of 5000 shares of common stock, of which 5000 shares are issued and outstanding (the “PCN Shares”). The authorized capital stock of RSS consists solely of 400 shares of common stock, of which 400 shares are issued and outstanding (the “RSS Shares”). All of the B&N Shares and MTR Shares are owned solely by Seller. Seller owns the beneficial interest of all of the PCN Shares and RSS Shares. The Legal Shareholders each hold legal title to one PCN Share and one RSS Share. The Shares constitute the only outstanding shares of capital stock of the Railroads. The Shares have been duly authorized and validly issued and are fully paid and non-assessable. At Closing, the Shares will be sold, transferred, assigned and conveyed to Purchaser free and clear of any and all Liens.

(b) There are no outstanding options, warrants, calls, rights, commitments, claims or agreements obligating Seller or any of the Railroads to issue, deliver or sell any of the Shares or any other shares of the capital stock of any of the Railroads and there are no outstanding securities or other rights which are convertible or exchangeable into capital stock of or any other equity interest in any of the Railroads. None of the Railroads or Seller is subject to any obligation to repurchase or otherwise acquire or retire or to register any of the Shares or any other shares of capital stock of or any other equity interest in any of the Railroads.

Section 3.4 Compliance with Applicable Laws. The Railroads have complied and are in compliance with all Laws of all Governmental Entities and all Permits applicable to them that relate to the Railroads or the Business, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect. To the Knowledge of Seller, none of the Railroads has received any written notice that it is in violation of any such Permits or Laws, or is under investigation by a Governmental Entity with respect to any violation of any such Permits or Laws, except as listed on Schedule 3.4. Each of the Railroads has filed all reports and applications with Governmental Entities, and holds all Permits, that are necessary to conduct the Business as it is currently conducted by such Railroad and to permit the continued lawful conduct of the Business as it is currently conducted, except for any failures to file such reports or applications or failure to hold such Permits that would not, individually or in the aggregate have a Material Adverse Effect. This Section 3.4 does not apply to employee benefits matters (for which Section 3.13 is applicable), environmental matters (for which Section 3.14 is applicable), Tax matters (for which Section 3.15 is applicable) or labor matters (for which Section 3.16 is applicable).

Section 3.5 Financial Statements. Seller has delivered to Purchaser the combined unaudited balance sheet of the Railroads as of June 30, 2005 (the “Balance Sheet Date”) and the combined unaudited balance sheet of the Railroads as of December 31, 2004, and the related combined unaudited statement of income for the fiscal six (6) months ended as of the Balance Sheet Date and for the twelve months ended December 31, 2004, attached hereto on Schedule 3.5 (collectively, the “Financial Statements”). The Financial Statements were prepared in accordance with the Basis of Financial Statement Presentation and present fairly, in all material respects, the financial condition and results of operations of the Railroads, for the periods or as of the dates set forth therein.

Section 3.6 Absence of Certain Changes. Except as disclosed on the Schedules, since the Balance Sheet Date: (a) no Material Adverse Effect has occurred and to Seller’s Knowledge no event has occurred which is reasonably likely to have a Material Adverse Effect, (b) no physical damage, destruction or loss has occurred that would be material to the Railroads (taken as a whole), and (c) no action that would be prohibited under Section 5.1, had it occurred after the date of this Agreement, has been taken by Seller or any of the Railroads.

Section 3.7 Litigation; Decrees. Except for any lawsuit, action or proceeding brought after the date of this Agreement by any Person seeking to delay or prevent, or otherwise challenging the transactions contemplated hereby, and except as set forth on Schedule 3.7 there is no lawsuit, action or proceeding pending or, to the Knowledge of Seller, overtly threatened against any of the Railroads or, to the extent relating to the Business, against Seller, except as listed on Schedule 3.7. None of the Railroads is in default under any judgment, order, injunction or decree of any Governmental Entity or arbitrator entered against any of the Railroads, except as set forth on Schedule 3.7.

Section 3.8 Real Property.

(a) Schedule 3.8(a) sets forth a list of all material Real Property that will be owned by any of the Railroads as of the Closing Date (individually, an “Owned Property”). All improvements on the Owned Property have been maintained in accordance with the Railroads’ usual business practices, and to the Knowledge of Seller there exist no patent defects with respect to said improvements. To the Knowledge of Seller, none of the Owned Property or any current use thereof violates any applicable building, zoning or other land-use Laws. Seller has, at its sole cost and expense, caused First American Title Insurance Company (the “Title Company”) to issue its commitments for an owner’s fee policy of title insurance on the Owned Property and has furnished a copy to Purchaser, together with legible copies of the underlying documents to the exceptions to coverage set forth therein (the “Commitments”). As of the Closing Date, the Owned Property will be owned by the Railroads free and clear of all liens, encumbrances, restrictions and agreements, excepting only (i) those impairments of title appearing in the Commitments, (ii) the Permitted Liens; and (iii) the Permitted Real Property Encumbrances to the extent not otherwise identified in the Commitments.

(b) Schedule 3.8(b) sets forth a list of all material Real Property that will be leased to any of the Railroads or leased by any of the Railroads to any third party as of the Closing Date (the “Leased Property”). The applicable Railroad indicated on Schedule 3.8(b) as a lessee of any Leased Property is or on the Closing Date will be the lessee of any Leased Property specified therein and is or on the Closing Date will be in possession of the Real Property purported to be leased thereunder. The applicable Railroad indicated on Schedule 3.8(b) as a lessor of any Leased Property is or on the Closing Date will be the lessor of the Leased Property specified therein. Each lease listed on Schedule 3.8(b) is or on the Closing Date will be a valid obligation of the applicable Railroad, without any material default thereunder by such Railroad, or, to the Knowledge of Seller, by any other party thereto. None of the Railroads has received any notice that it is in default under any of the leases listed on Schedule 3.8(b).

(c) Schedule 3.8(c) is a list of survey maps depicting the Owned Property and Leased Property.

(d) Except as disclosed as Schedule 3.8(d), the Owned Property and Leased Property will consist of all Real Property owned or leased by the Railroads as of the Balance Sheet Date.

(e) None of the Railroads is a party to any Contract or subject to any order that would materially restrict any of the Railroads’ ability to operate as they operate over the Lines on the date of this Agreement, or that would materially restrict the Railroads’ ability to serve directly all customers that may be served directly by them on the date of this Agreement.

(f) The Lines are each composed of Owned Property, easements or rights-of-way deed titles vested in the names of their respective Railroads, free of reversionary interests while the Lines are used solely for the conduct of the Business as it has been operated to date, such that the Lines include and describe continuous rights-of-way running from the Seller Complexes, and in the case of the B&N Line from the Almatis plant and manufacturing facility, to and connecting with the applicable Class I railroad carrier, affording each such Railroad the continued use and operation of its right-of-way in the manner presently conducted. Neither the Permitted Liens nor the Permitted Real Property Encumbrances shall, either individually or in the aggregate, materially interfere with the use, occupancy, or operation of such property as presently conducted.

Section 3.9 Intellectual Property.

(a) Schedule 3.9(a) sets forth a complete and accurate list of all Intellectual Property that is material to the conduct of the Business as it is currently conducted by the Railroads and consistent with past practice. All of the Intellectual Property listed on Schedule 3.9(a) is owned by the Railroads or licensed thereto by a third party pursuant to a license agreement listed on Schedule 3.9(a). Each of the Railroads owns or will on the Closing Date own, or holds or will on the Closing Date hold a valid and enforceable license or other right to use, all of the Intellectual Property listed on Schedule 3.9(a).

(b) Schedule 3.9(b) sets forth a list of all actions, suits or proceedings pending, or to the Knowledge of Seller, overtly threatened against any of the Railroads or Seller which involve the infringement, validity or ownership of any of the Intellectual Property listed on Schedule 3.9(a), except for such actions, suits or proceedings that would not, individually or in the aggregate, be material to the Railroads.

(c) Except as would not individually or in the aggregate have a Material Adverse Effect, (i) to the Knowledge of Seller, none of the Intellectual Property listed on Schedule 3.9(a) or the use thereof by any of the Railroads infringes on any patents, trademarks, copyrights or other intellectual property rights of any third parties, and (ii) there is no action, suit or proceeding pending against any of the Railroads or Seller with respect thereto.

(d) There currently exists no claim specific to any of the Intellectual Property listed on Schedule 3.9(a) that would have a Materially Adverse Effect, and none of the Railroads has mortgaged, pledged, licensed, transferred or assigned to any third party any right, title or interest in or to the Intellectual Property listed on Schedule 3.9(a), and none of the Intellectual Property listed on Schedule 3.9(a) is held subject to any Lien (except for Permitted Liens) in favor of any third party.

Section 3.10 Insurance. All the material Railroad Assets are insured for the benefit of either the Railroads or Seller, and will be so insured until immediately prior to the Closing, in amounts and against risks consistent with the corporate practices of Seller. All policies of insurance covering the material Railroad Assets are in full force and effect, all premiums have been paid in full, and no written notice of cancellation has been received with respect to any such insurance.

Section 3.11 Contracts.

(a) Except for the Ancillary Documents and any Contracts listed on Schedules 3.8(b), 3.9(a), 3.11, 3.13, or 5.22(b), none of the Railroads is or will on the Closing Date be a party to or bound by any Contract that is:

(i) a Contract relating to the employment of any Person or consulting or similar advisory or service arrangements with any Person involving payments by any of the Railroads in excess of $25,000;

(ii) a collective bargaining agreement or any other material Contract with any labor union;

(iii) a Contract with Seller or any of its Affiliates, or any director or officer of the foregoing, that will not be terminated without liability to the Railroads at or prior to the Closing;

(iv) other than any of the following involving amounts of less than $100,000, an indenture, note, loan or credit agreement or other Contract relating to the borrowing of money by any of the Railroads or relating to the direct or indirect guarantee or assumption by any of the Railroads of the obligations of any other Person (other than an Affiliate of any of them) for borrowed money, including any arrangement which has the economic effect, although not the legal form, of such a guarantee;

(v) a power of attorney (other than powers of attorney given in the ordinary course of business);

(vi) a covenant not to compete;

(vii) a lease or similar agreement under which (A) any of the Railroads is lessee of, or holds or uses, any machinery, equipment, vehicle or other Personal Property owned by any third Person for an annual rent in excess of $100,000 or (B) any of the Railroads is lessor of, or makes available for use by any third Person, any Personal Property owned (including ownership for Tax purposes) by any of the Railroads having a fair market value in excess of $100,000;

(viii) a Contract not otherwise referenced in this Section 3.11(a) involving the payment by or to any of the Railroads of more than $100,000 annually or that is material to any of the Railroads;

(ix) a mortgage, pledge, security agreement, deed of trust or other document granting a Lien (other than any Permitted Lien or Permitted Real Property Encumbrance) upon any Railroad Assets (including Liens upon properties acquired under conditional sales, capital lease or other title retention or security devices); or

(x) a contract relating to the maintenance of way of railway property involving payments in excess of $50,000.

(b) None of the Railroads is (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect under any Contract listed on Schedule 3.8(b), 3.9(a), 3.11 or 5.22(b). To the Knowledge of Seller, as of the date of this Agreement, none of the other parties to any such Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder. As of the date of this Agreement, none of the Railroads has received any written notice of the intention of any party to terminate any Contract listed on Schedule 3.8(b), 3.9(a) or 3.11, whether as a termination for convenience or for default of any of the Railroads thereunder.

Section 3.12 Condition of Lines; Personal Property. To Seller’s Knowledge, the physical condition of the Lines is sufficient, in all material respects, to operate the Business as currently operated (i.e., FRA Track Class 2 at MTR and B&N and Track Class 3 at PCN and RSS). All Personal Property of the Railroads necessary to operate the Business as it is currently conducted is in working order as of the date hereof and is suitable for the purposes for which it is being used (taking into account ordinary wear and tear and the need for ordinary, routine maintenance and repairs). Each of the Railroads has or will on the Closing Date have good and valid title, free and clear of all Liens (except for Permitted Liens), or valid leasehold interests or rights under contract to use, all Personal Property owned or leased by such Railroad. As of the Closing Date, the Permitted Liens do not, either individually or in the aggregate, materially interfere with the use of such Personal Property for Railroad operating purposes in the manner presently conducted.

Section 3.13 Employee Benefits.

(a) Schedule 3.13(a) contains a complete list of each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including, without limitation, multiemployer plans within the meaning of Section 3(37) of ERISA), and all stock purchase, stock option, severance, change-in-control, fringe benefit, bonus, incentive, deferred compensation, employee loan and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise), whether formal or informal, oral or written, legally binding or not, under which (i) any current or former Employee (including any director, consultant or independent contractor) has any present or future right to benefits and which are contributed to, sponsored by or maintained by any of the Railroads or Seller or any of their Affiliates or (ii) any of the Railroads has had or has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Seller Benefit Plans.” For the avoidance of doubt, the term “Seller Benefit Plans” shall not include any Collective Bargaining Agreement or any plan, agreement, program, policy or arrangement established or implemented by Purchaser or any of its Affiliates (including the Railroads) following the Closing.

(b) With respect to each Seller Benefit Plan, Seller has made available to Purchaser a current, accurate and complete copy of (i) each plan document and (ii) the most recent summary plan description and summaries of material modifications.

(c) (i) Each Seller Benefit Plan has been established and administered in material compliance with its terms and with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (ii) each Seller Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification, and to the Knowledge of Seller nothing has occurred, whether by action or failure to act, that could cause the loss of such qualification; (iii) to the Knowledge of Seller no event has occurred and except as would not be reasonably expected to result in material liability, no condition exists that would subject any of the Railroads, either directly or by reason of their affiliation with any member of their “Controlled Group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code), to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable laws, rules and regulations; (iv) for each Seller Benefit Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form since the date thereof; (v) no “reportable event” (as such term is defined in Section 4043 of the Code) that could result in material liability to any of the Railroads, no “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code), for which an exemption is not available or “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any Seller Benefit Plan; and (vi) no Seller Benefit Plan is a split-dollar life insurance program or otherwise provides for loans to executive officers (within the meaning of the Sarbanes-Oxley Act of 2002).

(d) As of the Closing, all contributions required to be made by any of the Railroads to any Seller Benefit Plan with respect to benefits accruing for any Employee with respect to any period prior to the Closing but which are payable by any or all of the Railroads after the Closing will be reflected on the Final Working Capital Statement.

(e) No Seller Benefit Plan is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), and none of the Railroads has or will have any liability or obligation, including any obligation for withdrawal liability, arising out of any multiemployer plan sponsored or contributed to by Seller or any of its Affiliates or any member of its Controlled Group within the six-year period prior to the Closing.

(f) Except as set forth in Schedule 3.13(f), no Seller Benefit Plan provides retiree welfare benefits and none of the Railroads has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired Employees, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable law.

(g) With respect to any Seller Benefit Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending, (ii) to the Knowledge of Seller, no facts or circumstances exist that could give rise to any such actions, suits or claims, (iii) no written or oral communication has been received from the Pension Benefit Guaranty Corporation (the "PBGC”) in respect of any Seller Benefit Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein, and (iv) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the PBGC, the Internal Revenue Service or other governmental agencies are pending or in progress (including, without limitation, any routine requests for information from the PBGC), to the extent any of the items set forth in this subsection (g)(i) to (iv) would result in material liability to any of the Railroads.

(h) Except as set forth in Schedule 3.13(h), no Seller Benefit Plan exists that, as a result of the execution of this Agreement or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), could result in (i) the payment to any Employee of any money or other property, (ii) the provision of any benefits or other rights of any Employee or (iii) the increase, acceleration or provision of any payments, benefits or other rights to any Employee, whether or not any such payment, right or benefit would constitute a “parachute payment” within the meaning of Section 280G of the Code.

Section 3.14 Environmental Matters. Except as disclosed in Schedule 3.14, to the Knowledge of Seller:

(a) Each of the Railroads has complied and is in compliance with all Environmental Laws, except for violations of Environmental Laws that would not, individually or in the aggregate, have a Material Adverse Effect;

(b) Without limitation to Section 3.14(a), each of the Railroads holds and is in compliance with, all Permits required with respect to the Railroad Assets under Environmental Laws in order for them to operate the Railroad Assets as currently operated, except for the absence of, or noncompliance with, such Permits that would not, individually or in the aggregate, have a Material Adverse Effect;

(c) Except as listed on Schedule 3.14, none of the Railroads or to the extent relating to the Business, Seller, has since January 1, 2002 received any Environmental Claim, and there is no Environmental Claim pending, or to the Knowledge of Seller, overtly threatened against any Railroad or, to the extent relating to the Business, against Seller;

(d) Except as would not, individually or in the aggregate, have a Material Adverse Effect, Hazardous Substances have not been generated, transported, treated, stored, disposed of, arranged to be disposed of or released, and are not otherwise present on or under any of the properties or facilities currently or formerly owned, leased or otherwise used by the Railroads or to the extent relating to the Business, Seller, in violation of, or in a manner or to a location that would give rise to Losses under any Environmental Laws; and

(e) Except as would not, individually or in the aggregate, have a Material Adverse Effect, none of the Railroads has assumed, contractually or by operation of law, any Losses or obligations of any other Person under any Environmental Laws.

Section 3.15 Taxes.

(a) (i) None of the Railroad Assets is “tax exempt use property” within the meaning of Section 168(h) of the Code and none of the Railroads is a party to any safe harbor lease within the meaning of section 168(f)(8) of the Code, as in effect prior to amendment by the Tax Equity and Fiscal Responsibility Act of 1982, and (ii) no Liens for material Taxes have been filed and no material claims for Taxes have been asserted in writing with respect to the Railroad Assets.

(b) There have been properly completed and filed on a timely basis and in correct form all material Tax Returns with respect to the Railroads (including, without limitation, any Tax Returns filed by Seller or any Affiliated Group to the extent such Tax Returns related to the Railroads) required to be filed on or prior to the date hereof. The foregoing Tax Returns are true, complete and correct in all material respects.

(c) All material Taxes imposed on or with respect to the Railroads (including, without limitation, any Taxes imposed on or with respect to Seller or any Affiliated Group to the extent such Taxes relate to the Railroads) for all Pre-Closing Tax Periods that were due and payable have been paid or reserved for, and all material Tax laws applicable to the Railroads or the Business have been complied with, prior to the date hereof.

(d) All material Taxes required to have been withheld, collected or deposited by or with respect to the Railroads in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, have been timely withheld, collected or deposited, as the case may be, and, to the extent required, have been paid to the relevant Taxing Authority.

(e) Except as set forth in Schedule 3.15, there is no claim, audit, action, suit, proceeding or investigation concerning any material Taxes pending, or to Knowledge of Seller, overtly threatened against any of the Railroads.

(f) None of Seller or any of the Railroads is a “foreign person” within the meaning of Section 1445 of the Code.

(g) None of the Railroads is currently a member of an Affiliated Group other than one of which Seller is the common parent.

(h) Other than as provided in the Code and Treasury Regulations, none of the Railroads is a party to any Tax sharing or indemnity agreement or similar arrangement. None of the Railroads has any liability for the Taxes of any Person other than itself under Treasury Regulation §1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor, by contract or otherwise.

(i) None of the Railroads has engaged in any “listed transaction” (as defined in Section 1.6011-4 of the Treasury Regulations) or made any disclosure under Section 1.6011-4 of the Treasury Regulations or IRS Announcement 2002-2.

(j) In the last two years, none of the Railroads has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(k) Seller has filed a consolidated federal income tax return with respect to the Railroads for the taxable year immediately preceding the current taxable year and Seller is eligible to make an election under Section 338(h)(10) of the Code (and any comparable election under state, local or foreign tax law) with respect to each Railroad.

Section 3.16 Labor Matters.

(a) As of the date hereof, there are no (i) strikes, lockouts or material work stoppages or slowdowns pending against or involving the Railroads, (ii) notices pending under Section 6 of the Railway Labor Act or (iii) disputes under existing collective bargaining agreements to which any of the Railroads is a party pending before a tribunal established pursuant to Section 3 of the Railway Labor Act or under labor protection conditions imposed by the Interstate Commerce Commission or the STB.

(b) As of the date hereof, there are no complaints, charges, claims or grievances against any of the Railroads pending with any Governmental Entity or arbitrator based on or arising out of the employment by any of the Railroads of any Employee, except as listed on Schedule 3.16(b).

(c) Each of the Railroads is in material compliance with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health, immigration, workers’ compensation or similar benefits (including those under the Federal Employers’ Liability Act), layoffs, and the collection and payment of withholding Taxes and similar Taxes.

Section 3.17 Absence of Undisclosed Liabilities.

(a) None of the Railroads has any debt or liability except for (i) liabilities reflected in the Financial Statements, and (ii) liabilities incurred in the ordinary course of business since the Balance Sheet Date that would not, individually or in the aggregate, have a Material Adverse Effect.

(b) Except as disclosed in the Financial Statements, none of the Railroads has (i) any indebtedness for borrowed money (other than accrued expenses and trade payables arising in the ordinary course of business) or (ii) monetary obligations under leasing or similar arrangements that are capital leases on the balance sheets of any of the Railroads.

Section 3.18 Brokers. Except for Lincoln Partners (whose fees will be paid by Seller), no broker, finder or investment banker acting on behalf of any of the Railroads or Seller is entitled to any fee, commission or other payment in connection with this Agreement or the transactions contemplated hereby.

Section 3.19 Intent to Operate Seller Complexes. As of the Closing Date, to the best of Seller’s Knowledge, the Seller has no commitment or intention to close or materially reduce the operations of the Seller at any of the Seller Complexes. Seller acknowledges that it has made a public proposal to invest as much as $450 million in primary smelting operations in the Massena, New York area on the condition that the New York Power Authority enters into a 30- to 50-year contract to supply Seller’s energy requirement at a cost-effective price. Seller also acknowledges that it has made public its approval of an investment of approximately $83 million which is intended to be used to develop a mine to produce lignite coal for the generation of electricity to supply Seller’s Rockdale smelting operation.

Section 3.20 No Other Warranties or Representations. SELLER AND PURCHASER SPECIFICALLY ACKNOWLEDGE THAT SELLER IS SELLING AND PURCHASER IS PURCHASING THE SHARES AND, AS SUCH, IS BUYING THE ON-GOING BUSINESS OF THE RAILROADS. PURCHASER ACKNOWLEDGES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, THE ON-GOING BUSINESS OF THE RAILROADS IS BEING CONVEYED WITH THE SHARES ON AN “AS IS, WHERE IS, WITH ALL FAULTS” BASIS. SELLER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, INCLUDING THOSE REFERRED TO IN THE PENNSYLVANIA UNIFORM COMMERCIAL CODE, EXCEPT AS SET FORTH IN THIS ARTICLE THREE. PURCHASER HAS INSPECTED, HAS HAD AN OPPORTUNITY AND WILL CONTINUE TO HAVE THE OPPORTUNITY TO INSPECT SAID ASSETS, OBLIGATIONS AND LIABILITIES AND IS NOT RELYING ON ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, FROM SELLER, ITS AGENTS OR REPRESENTATIVES, AS TO ANY MATTERS CONCERNING THE SAME EXCEPT AS PROVIDED IN THIS AGREEMENT. NOTHING HEREIN CONTAINED IS INTENDED TO CREATE ANY THIRD PARTY BENEFICIARY RIGHTS, EXCEPT AS SET FORTH IN ARTICLE VIII.

ARTICLE IV

Representations and Warranties of Purchaser.

Purchaser hereby represents and warrants to Seller as follows:

Section 4.1 Organization, Standing and Power. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has the requisite corporate power and authority to carry on its business as currently conducted.

Section 4.2 Authority.

(a) The execution and delivery of this Agreement by Purchaser, the performance by such party of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Purchaser, and the execution and delivery of the Ancillary Documents to which Purchaser is to be a party, the performance by such party of its obligations thereunder and the consummation of the transactions contemplated thereby will be duly authorized by all necessary corporate action on the part of Purchaser prior to the Closing. This Agreement has been duly executed and delivered by Purchaser and constitutes, and each Ancillary Document to which Purchaser is to be a party will be duly executed and delivered by Purchaser at the Closing and when so executed and delivered, this Agreement and each Ancillary Document will constitute the legal, valid and binding obligation of Purchaser enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally, and except that the availability of the remedy of specific performance or other equitable relief is subject to the discretion of the court before which any proceeding therefor may be brought.

(b) None of the execution and delivery of this Agreement by Purchaser, the execution and delivery by Purchaser of the Ancillary Documents to which Purchaser is to be a party, the consummation by Purchaser of the transactions contemplated hereby and thereby or the compliance by Purchaser with the terms of this Agreement and the Ancillary Documents to which Purchaser is to be a party will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any Lien upon any of Purchaser’s assets under any provision of (i) the articles of incorporation or bylaws (or comparable organizational documents) of Purchaser; (ii) subject to the filings and other matters referred to in the following paragraph (c), any Law applicable to Purchaser; or (iii) any of the terms, conditions, or provisions of any note, lien, bond, mortgage, indenture, license, lease, contract, commitment, agreement, understanding, restriction or other instrument or obligation, except in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, rights or Liens that, individually or in the aggregate, would not materially impair the ability of Purchaser to perform its obligations under this Agreement or the ability of any of the Railroads to perform its obligations under any of the Ancillary Documents.

(c) No consent, approval, exemption, license, permit, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by Purchaser in connection with the execution, delivery and performance of this Agreement or the Ancillary Documents or the consummation of the transactions contemplated hereby or thereby, except for (i) authorization or exemption, as the case may be, from the STB to acquire the Shares and control the Lines and to exercise rights under the other agreements contemplated by this Agreement and (ii) those the failure of which to obtain or make, individually or in the aggregate, would not materially impair the ability of Purchaser to perform its obligations under this Agreement or the ability of any of the Railroads to perform its obligations under any of the Ancillary Documents. As of the Closing Date, Purchaser shall have obtained all legal authority necessary to enable it or the Railroads to lawfully conduct rail freight transportation over the Lines as a common carrier.

Section 4.3 Available Funds. Purchaser has, and on the Closing Date will have, sufficient immediately available funds on hand or available from third parties to enable it to consummate the transactions contemplated hereby and to otherwise satisfy the obligations of Purchaser under this Agreement and the Ancillary Documents.

Section 4.4 Litigation. As of the date hereof, there is no claim, action, suit proceeding or governmental investigation pending or, to the Knowledge of Purchaser, overtly threatened against Purchaser, by or before any Governmental Entity that would materially impair the ability of Purchaser to perform its obligations under this Agreement.

Section 4.5 Investment. Purchaser (a) understands that the Shares have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), or under any state securities laws, and are being offered and sold in reliance upon Federal and state exemptions for transactions not involving any public offering; (b) is acquiring the Shares solely for its own account for investment purposes and not with a view to the distribution or resale thereof; (c) is a sophisticated investor with knowledge and experience in business and financial matters; (d) has received certain information concerning the Railroads and the Business and has had the opportunity to obtain additional information as desired in order to evaluate the merits and the risks inherent in holding the Shares; (e) is able to bear the economic risk and lack of liquidity inherent in holding the Shares; (f) is an “Accredited Investor” (as defined in Regulation D promulgated under the Securities Act); and (g) is acquiring the Railroads and the Business with the intention of operating the Business in substantially the same fashion as operated prior to the Closing and has no commitment or present intention to liquidate the Railroads or the Business.

Section 4.6 Brokers. No broker or investment banker acting on behalf of Purchaser is entitled to any fee, commission or other payment in connection with this Agreement or the transactions contemplated hereby.

ARTICLE V

Covenants

Section 5.1 Conduct of Business.

(a) During the period from the date of this Agreement and continuing until the earlier of the Closing or the termination of this Agreement pursuant to Article VII, Seller agrees (except (i) as expressly contemplated by this Agreement, the Schedules, or the Ancillary Documents, and (ii) to the extent that Purchaser shall otherwise consent in writing, which consent shall not be unreasonably withheld or delayed) that Seller shall cause the Railroads to operate the Business in the ordinary course of business in substantially the same manner as currently operated and shall use all reasonable efforts consistent with past practices to preserve intact the Railroad Assets and to keep available the services of current employees, provided, that Seller is under no obligation to provide additional compensation or benefits of any sort in order to retain the services of any Employee.

(b) Without limiting the foregoing, from the date hereof until the Closing, unless otherwise consented to in writing by Purchaser in each instance (which consent shall not be unreasonably withheld or delayed), and except as otherwise contemplated by this Agreement, Seller shall:

(i) not cause or permit any Railroad to (A) sell, convey, encumber or otherwise transfer any assets having a fair market value in excess of $25,000 individually, or $50,000 in the aggregate, or (B) voluntarily terminate, modify or assign, convey, encumber or otherwise transfer, in whole or in part, its rights and interests in, to or under any Contract listed on, or required to be listed on, Schedule 3.8(b), 3.9(a) or 3.11;

(ii) not (A) transfer, sell, encumber or pledge, or cause or permit any Railroad to issue, transfer, sell, encumber or pledge, any shares of capital stock of any Railroad, or (B) issue or sell, or cause or permit any Railroad to issue or sell, any options, warrants or other rights of any kind to acquire any shares of capital stock of any Railroad, or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any such shares;

(iii) not cause or permit any Railroad to loan money to, or make any debt or equity investment in any other Person (not including advances, prepaid expenses and accounts receivable arising in the ordinary course of business to the extent permitted by the Sarbanes-Oxley Act of 2002);

(iv) cause each Railroad to (A) pay its trade payables and other short term liabilities as and when due in the ordinary course of business consistent with its historical payment practices, except to the extent the validity or amount of any such payables and other liabilities is disputed in good faith by such Railroad and (B) attempt to collect its receivables in the ordinary course of business consistent with its historical collection practices;

(v) not cause or permit any Railroad to increase the compensation or benefits payable to any Employee, except for any increase required pursuant to any collective bargaining agreement applicable to such Employee, or otherwise in the normal course of business;

(vi) not cause or permit any Railroad to enter into a new line of business or to abandon or discontinue rail service over the Lines;

(vii) not cause or permit any Railroad to adopt any plan of merger, consolidation, liquidation or dissolution or file a petition in bankruptcy under any provisions of Federal or state bankruptcy law or consent to the filing of any bankruptcy petition against it under any similar law;

(viii) not cause or permit any Railroad to waive any right or claim of material value or write off any material accounts receivable, except in the ordinary course of business consistent with past practices;

(ix) not cause or permit any Railroad to make any capital expenditures in excess of $25,000 in the aggregate, except for routine maintenance expenditures made in the ordinary course of business consistent with past practices;

(x) not cause or permit any Railroad to alter or amend any of the rights, preferences or privileges of, or to redeem, purchase or otherwise acquire, any shares of the capital stock of any Railroad;

(xi) not amend or cause or permit any Railroad to amend its articles of incorporation or bylaws (or comparable organizational documents);

(xii) not cause or permit any Railroad to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets or stock of, or by any other manner, any business or any corporation, partnership, association or other entity or division thereof or, except in the ordinary course of business consistent with past practices, otherwise purchase or acquire any assets having a fair market value in excess of $25,000 individually, or $50,000 in the aggregate;

(xiii) not cause or permit any Railroad to incur any indebtedness for borrowed money (not including intercompany borrowings from Affiliates, accrued expenses and trade payables arising in the ordinary course of business) or capital lease obligations;

(xiv) not cause or permit any Railroad to enter into any material Contract, except Contracts with customers and suppliers (including rail car leasing companies) entered into in the ordinary course of business, consistent with past practices;

(xv) not cause or permit any Railroad to (A) make any change to any method of accounting or accounting practice of any Railroad except for any such change required by reason of a concurrent change in generally accepted accounting principles (provided that Seller shall promptly inform Purchaser of any such required change) or (B) change its auditors;

(xvi) not cause or permit any Railroad to settle or compromise any material action, suit, litigation or other proceeding, whether administrative, civil or criminal, in law or in equity, or before any Governmental Entity or in any arbitral or similar proceeding;

(xvii) not cause or permit any Railroad to lay off any Employees;

(xviii) not cause or permit any Railroad to make, change, or revoke any Tax elections, file any amended Tax Return, enter into any Tax closing agreement, settle or consent to any Tax claim or assessment, incur any obligation to make any payment of, or in respect of, any Taxes, except in the ordinary course of business or agree to extend or waive the statutory period of limitations for the assessment or collection of Taxes;

(xix) not cause or permit any Railroad to grant any severance or termination pay to any Employee other than as required by a Seller Benefit Plan;

(xx) not cause or permit any Railroad to establish, adopt, amend or terminate any employee benefit plan for the benefit of any Employee (except as required by law or by a collective bargaining agreement);

(xxi) not cause or permit any Railroad to sell, convey, encumber, transfer, abandon, terminate, or cease use of any Intellectual Property that is material to the conduct of the Business;

(xxii) keep in full force and effect insurance comparable in amount and scope of coverage to that maintained by it with respect to the Railroads before the date hereof, except for modifications or changes occurring in the ordinary course of the purchase of insurance coverage by Seller and provided that (i) in no event will Seller be required to enter into any replacement policy, the premiums of which exceed 200% of the premiums of its current policies, and (ii) the refusal of any insurer to renew any such policy will not constitute a breach of this paragraph; and

(xxiii) not enter into or cause or permit any Railroad to enter into any agreement to take any action prohibited by clauses (i) through (xxii).

Section 5.2 Access to Information. Seller shall afford to Purchaser and its Representatives reasonable access, during normal business hours and upon reasonable prior notice during the period prior to the Closing, to all the properties, books, Contracts, commitments and records relating to the Business or the Railroads and during such period shall furnish promptly to Purchaser any information concerning the Business or the Railroads as Purchaser may reasonably request; provided, however, that Seller is under no obligation to disclose to Purchaser (i) any information the disclosure of which is restricted by Contract or applicable law except in strict compliance with the applicable Contract or law, (ii) any information as to which the attorney-client privilege may be available, and (iii) personnel files, workers’ compensation or Federal Employers’ Liability Act claim files, employee medical files and other employee books and records and affirmative action plans and related books and records. Purchaser acknowledges that any information being provided to it or its Representatives by Seller or any of its Affiliates or Representatives pursuant to or in connection with this Agreement is subject to Section 5.8(b) of this Agreement and the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference.

Section 5.3 Governmental Approval, Etc.

(a) Purchaser shall as promptly as practicable, but in no event later than five (5) Business Days following the execution and delivery of this Agreement, file with the STB the appropriate and necessary documentation for the approval or exemption, as the case may be, of the transactions contemplated hereby. Contemporaneously with any filing made with the STB, Purchaser shall file all documentation regarding the transactions set forth herein as may be required by the Department of Justice and/or Federal Trade Commission, as the case may be. Purchaser will bear its own costs for the preparation of any such filings and responding to any inquiries or information requests, if applicable, and Purchaser shall be responsible for the payment of any applicable filing fees. Each of Purchaser and Seller shall as promptly as practicable comply with any other laws of any country which are applicable to any of the transactions contemplated hereby and pursuant to which any consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person in connection with such transactions is necessary. Each of Purchaser and Seller shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing, registration or declaration which is necessary under any Laws. Purchaser and Seller shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the STB or any other Governmental Entity, and shall comply promptly with any such inquiry or request. Each of Seller and the Railroads shall fully cooperate with Purchaser in connection with any hearings or submittals before the STB or any other Governmental Entity, if applicable, in connection with the transactions contemplated hereby. Purchaser shall permit Seller to review, prior to filing, all documents proposed by Purchaser to be filed with the STB, any other Governmental Entity or any court to secure approval or exemption of the transactions contemplated hereby. Each party shall use commercially reasonable efforts to obtain any consent, approval, exemption, order or authorization of the STB or any other Governmental Entity, necessary in connection with the transactions contemplated hereby or to resolve any objections which may be asserted by any Governmental Entity with respect to the transactions contemplated hereby.

(b) Subject to the terms and conditions of this Agreement, each party shall use its reasonable efforts to cause the Closing to occur, including (i) as contemplated by Section 5.3(a) and the Ancillary Documents, and (ii) defending against any lawsuits, actions or proceedings, judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any preliminary injunction, temporary restraining order, stay or other legal restraint or prohibition entered or imposed by any court or other Governmental Entity that is not yet final and nonappealable, vacated or reversed; provided, however, that neither of the parties or any of their Affiliates shall be required to make any material monetary expenditure, commence or be a plaintiff in any litigation or offer or grant any material accommodation (financial or otherwise) to any third Person, including, without limitation, the offer for sale of any part of the Railroad Assets or other business or assets to any Person. Without limiting the foregoing, each party shall use its reasonable efforts (subject to the proviso in the immediately preceding sentence) to cause the Closing to occur by the Closing Deadline.

Section 5.4 Intent to Operate. As of the Closing Date, the Purchaser is acquiring the Railroads with the intention of operating the Railroads and the Purchaser has no commitment or intention to sell all or substantially all of the assets of the Railroads in a single transaction or a series or related transactions or otherwise discontinue operation of the Railroads. Immediately following the Closing, after giving effect to the payment of the Purchase Price and payment of the other amounts to be paid by the Purchaser at Closing, the Purchaser will have in place sufficient sources of capital and/or projected cash flow to enable it to pay the debts of the Railroads as they become due in the usual course of business.

Section 5.5 Expenses. Whether or not the Closing takes place, and except as otherwise specifically provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses; provided, however, that Purchaser shall pay the premium for any title insurance and costs for any surveys it elects to obtain with respect to the Real Property.

Section 5.6	[Reserved]

Section 5.7	No Additional Representations.

Purchaser acknowledges and agrees that none of Seller or the Railroads or their Affiliates, or any of their respective accountants, counsel, lenders, financial advisors and other representatives (collectively, “Representatives”) or any other Person has made any representation or warranty, express or implied, with respect to the Business or the Railroads or the accuracy or completeness of any information regarding the Business or the Railroads furnished or made available to Purchaser and its Representatives, except as expressly set forth in this Agreement. Purchaser further acknowledges and agrees that none of Seller, the Railroads or their Affiliates or any of their respective Representatives or any other Person shall have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser, or Purchaser’s use of such information, including the Confidential Offering Memorandum dated May 2005 prepared by Lincoln Partners and any information, documents or material made available in any “data rooms” or management presentations or in any other form in expectation of the transactions contemplated hereby. Notwithstanding the foregoing, nothing herein will limit any claim based upon fraud.

Section 5.8 Certain Information.

(a) After the Closing, upon reasonable written notice, Purchaser and Seller shall furnish or cause to be furnished to each other and their respective accountants, counsel and other Representatives access, during normal business hours and upon reasonable prior notice, to such information (including records pertinent to the Business and the Railroads) and assistance relating to the Business and the Railroads as is reasonably necessary for financial reporting and accounting purposes, the preparation and filing of any returns, reports or forms (including the preparation following the Closing Date of audited financial statements of the Railroads which Purchaser is required to file under the regulations of the Securities and Exchange Commission) or the defense of, or response required under, or pursuant to, any lawsuit, action or proceeding (including any proceeding involving the Railroads or Seller and any environmental matters related to the Railroads and the Business). After the Closing, each of Purchaser and Seller agrees to deliver promptly to the other all mail and other documents received by such party which relate to any business conducted by such other party or its Affiliates after the Closing. Purchaser and Seller shall also furnish or cause to be furnished to each other and their respective accountants, counsel and other Representatives access, during normal business hours and upon reasonable prior notice, to such information for any other reasonable business purpose. Purchaser and Seller shall, and shall cause their Affiliates to, retain until seven (7) years after the Closing Date all such records (other than retention of tax records governed by Section 5.11) pertinent to the Railroads and the Business that are owned by such Person immediately after the Closing, except that Purchaser shall, and shall cause its Affiliates to, retain all records pertinent to any pre-Closing Employment-related Obligations retained by Seller until the expiration of any applicable statute of limitations. Cooperation with respect to Tax matters shall be governed by Section 5.11.

(b) Notwithstanding anything else set forth herein to the contrary, in no event shall Seller or Purchaser, or any of their respective Affiliates, be obligated under this Agreement to disclose to any other party (i) any information the disclosure of which is restricted by contract or Law except in strict compliance with the applicable contract or Law or (ii) any information as to which the attorney-client privilege may be available. Purchaser acknowledges that any information being provided to it or its Representatives by Seller or any of its Affiliates or Representatives pursuant to or in connection with this Agreement is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. If privileged and/or attorney work product documents or information, including communications between any party hereto or its Affiliates and any of their respective counsel, are disclosed to any other party pursuant to or in connection with this Agreement and the transactions contemplated hereby, then Seller and Purchaser hereby acknowledge and agree that (i) such disclosure is inadvertent, (ii) such disclosure will not constitute a waiver, in whole or in part, of any privilege or work product, and (iii) the receiving party will promptly return to the disclosing party all copies of such documents or information in its possession or in the possession of its Affiliates or Representatives. Additionally, each of Seller and Purchaser agrees that it and its Affiliates shall not waive the attorney-client, work product, or like privilege of the other party with respect to any of such documents or information, without the other party’s prior written consent.

(c) Notwithstanding anything herein or in the Confidentiality Agreement to the contrary, any party to this Agreement (and any employee, representative, or other agent of any party to this Agreement) may disclose to any and all Persons, without limitation of any kind, the U.S. Federal income Tax treatment and Tax structure of the transactions contemplated by this Agreement (the “Transactions”) and all materials of any kind (including opinions or other Tax analyses) that are provided to it relating to such Tax treatment and Tax structure; provided, however, that neither party (nor any employee, representative or other agent thereof) shall disclose any information (i) that is not relevant to an understanding of the U.S. Federal income Tax treatment or Tax structure of the Transactions, including the identity of any party to this Agreement (or its employees, representatives, or other agents) or other information that could lead any Person to determine such identity, (ii) to the extent such disclosure could result in a violation of any Federal or state securities laws or (iii) until the earlier of (A) the date of the public announcement of discussions relating to the Transactions, (B) the date of the public announcement of the Transactions and (C) the date of the execution of an agreement to enter into the Transactions.

Section 5.9 Bulk Transfer Laws. Purchaser hereby waives compliance with the provisions of any so-called “bulk transfer law” of any jurisdiction in connection with any transactions contemplated by this Agreement. Seller agrees to indemnify and hold harmless Purchaser from and against any and all liabilities that may be asserted by third parties against Purchaser as a result of such noncompliance.

Section 5.10 Cooperation of the Parties. The parties shall cooperate with each other and with their respective Representatives in connection with any acts or actions required to be taken as part of or as a condition to their respective obligations under this Agreement. Subject to the terms and conditions of this Agreement, the Ancillary Documents and all applicable laws and regulations, each of the parties hereto shall use reasonable best efforts (unless the standard for efforts with respect to a particular matter is otherwise expressly set forth herein or therein) to fulfill or obtain the fulfillment of the conditions to the Closing and to do or cause to be done all things necessary to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, the execution and delivery of all agreements required hereunder to be so executed and delivered.

Section 5.11 Tax Matters.

(a) At Purchaser’s option, Seller and Purchaser shall join in making and shall take all steps necessary to make timely, effective and irrevocable elections under Section 338(h)(10) of the Code and any comparable statute in any other state, local or foreign jurisdiction with respect to the purchase and sale of the Shares pursuant to this Agreement (collectively, the “Section 338(h)(10) Elections”), and to file such Section 338(h)(10) Elections in accordance with applicable laws. Purchaser and Seller shall cooperate in the completion and timely filing of such Section 338(h)(10) Elections and all documentation required to be submitted to any Taxing Authority in accordance with the provisions of Treasury Regulation Section 1.338(h)(10)-1 (or any comparable provisions of state, local or foreign Tax law) or any successor provision. Purchaser shall prepare and Seller shall execute IRS Form 8023 with respect to the Shares, which shall be delivered at Closing, and Purchaser shall be responsible for the actual filing of such form. Seller will pay any Taxes and other expenses attributable to the making of the Section 338(h)(10) Elections.

(b) Purchaser and Seller shall negotiate in good faith to agree upon an Allocation Statement. The parties shall attempt to agree on an Allocation Statement for inclusion in this Agreement as Schedule 5.11. Failing that, the parties shall endeavor to agree on an Allocation Statement by the Closing Date, and failing that, before the due date for the filing of any elections or Tax Returns which incorporate information that would be included in the Allocation Statement. Purchaser and Seller shall also negotiate in good faith to agree upon any revisions to the Allocation Statement to reflect any adjustments to the consideration for Tax purposes. The Section 338(h)(10) Elections shall properly reflect such Allocation Statement as it may be mutually revised from time to time. If the parties are unable to agree on the Allocation Statement within ninety (90) days after the Closing Date, they shall jointly retain a nationally recognized accounting firm to resolve any disputed items, and the Allocation Statement shall reflect such resolution. The costs, fees and expenses of the accounting firm shall be borne equally by Seller and Purchaser. Purchaser and Seller shall report the Tax consequences of the transactions contemplated by this Agreement in a manner consistent with the Allocation Statement as it may be revised from time to time, and shall not take any position inconsistent therewith in any examination of any Tax Return, in any refund claim, in any litigation or investigation or before any Taxing Authority, except as required by applicable law.

(c) Purchaser and Seller shall file and cause to be filed all Tax Returns and execute such other documents as may be required by any Taxing Authority, in a manner consistent with the Allocation Statement, as it may be revised from time to time. The parties shall prepare and file IRS Form 8883 consistent with the Allocation Statement.

(d) [Intentionally Deleted]

(e) Subject to Section 5.11(s) hereof, (i) Seller will include the income of each of the Railroads (including any deferred income triggered into income by Treasury Regulations §1.1502-13 and -14 and any excess loss accounts taken into income under Treasury Regulation §1.1502-19) on Seller’s consolidated United States Federal Income Tax Returns (and any combined or unitary Tax Returns under comparable provisions of state, local or foreign law) for all periods through the Closing Date, (ii) Seller will pay any Taxes attributable to such income and (iii) Seller hereby agrees to indemnify Purchaser and its Affiliates (including the Railroads) and hold them harmless from and against (a) all Tax Liabilities of the Railroads for any Pre-Closing Tax Period; (b) all Tax Liabilities (as a result of Treasury Regulation Section 1.1502-6 or otherwise) of Seller or any other Person (other than the Railroads) in any Affiliated Group for any Pre-Closing Tax Period; (c) all Tax Liabilities of any Person imposed on the Railroads as a transferee or successor, by contract (including, without limitation, any Tax sharing or similar agreements) or pursuant to any law, rule or regulation for any Pre-Closing Tax Period; (d) any Loss attributable to any breach of any warranty or representation contained in Section 3.15 (relating to Taxes) or any breach by Seller or any of its Affiliates (other than, after the Closing, the Railroads) of any covenant or agreement contained in this Section 5.11; (e) all Tax Liabilities resulting from the Section 338(h)(10) Elections; and (f) all reasonable legal, accounting, appraisal, consulting or similar fees and expenses of the Purchaser and any of its Affiliates (including the Railroads) in contesting any Tax Liability for which Seller is liable under this Section 5.11(e). The income of each of the Railroads will be determined for the period up to and including the Closing Date and the period after the Closing Date by closing the books of the Railroads as of the end of the Closing Date. In the event that any disagreement between the parties under this Section 5.11 cannot be resolved, the dispute shall be referred to an accounting firm (the “Auditor”) that is mutually acceptable to the parties for resolution. The Auditor shall issue a written report that sets forth a final decision with respect to the disputed issue. Fees and expenses of the Auditor shall be borne by each party in proportion to which the other party prevails.

(f) Subject to Section 5.11(s) hereof, Seller shall (i) prepare (or cause to be prepared) and file (or cause to be filed) all Tax Returns for each of the Railroads for all Tax periods which end on or prior to the Closing Date and which are filed after the Closing Date, and (ii) pay all Taxes of the Railroads with respect to such Tax periods, or shall reimburse Purchaser or any of its Affiliates within fifteen (15) days after payment by Purchaser or any of its Affiliates of such Taxes. For those jurisdictions in which separate Tax Returns are filed by the Railroads, any required amended returns resulting from such examination adjustments, as finally determined, shall be prepared by Seller and furnished to the Purchaser for approval, signature and filing at least 30 days prior to the due date for filing such returns.

(g) With the cooperation of Seller, Purchaser shall prepare (or cause to be prepared), and shall file (or cause to be filed) all Tax Returns for each of the Railroads for Tax periods which begin before the Closing Date and end after the Closing Date. Purchaser shall permit Seller sufficient opportunity to review and comment on each such Tax Return. Purchaser shall pay to the appropriate Tax authorities all Taxes of the Railroads with respect to such Tax periods; provided that, subject to Section 5.11(s) hereof, Seller shall pay to Purchaser within fifteen (15) days after the date on which such Taxes are paid, an amount equal to the portion of such Taxes which relates to any Pre-Closing Tax Periods and that exceed the amount properly accrued for such taxes on the Final Working Capital Statement; provided further that, to the extent Seller reasonably disagrees with the treatment of an item or items on such Tax Return, or was not given a reasonable opportunity to review such Tax Return, any disputes that cannot be resolved shall be referred to the Auditor and governed by the provisions of Section 5.11(e). For purposes of this Section 5.11, in the case of any Taxes that are imposed on a periodic basis and are payable for a Tax period that includes (but does not end on) the Closing Date, the portion of such Tax which relates to the Pre-Closing Tax Period shall (i) in the case of any Taxes other than gross receipts, sales or use Taxes and income Taxes, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on and including the Closing Date and the denominator of which is the number of days in the entire Tax period, and (ii) in the case of all other Taxes, be deemed equal to the amount which would be payable if the relevant Tax period ended on and included the Closing Date. The portion of any refunds or credits relating to a Tax period that begins before and ends after the Closing Date shall be determined as though the relevant Tax period ended on and included the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of Seller and the Railroads.

(h) Purchaser shall be responsible for payment of and shall indemnify and hold harmless Seller and any of its Affiliates from and against (i) all Tax Liabilities of the Railroads for any Post-Closing Tax Period; (ii) any Loss attributable to any breach by Purchaser or any of its Affiliates (including, after the Closing, the Railroads) of any covenant or agreement contained in this Section 5.11; (iii) any additional Tax Liability of Seller (including any amount owed by Seller due to indemnification payments pursuant to this Agreement) resulting from any transaction, other than any transaction or election contemplated by this Agreement, engaged in by the Railroads not in the ordinary course of business occurring on the Closing Date after Purchaser’s purchase of the Shares; and (iv) all reasonable legal, accounting, appraisal, consulting or similar fees and expenses of Seller and any of its Affiliates in contesting any Tax Liability for which Purchaser is liable under this Section 5.11(h).

(i) Any Tax refunds that are received by Purchaser, the Railroads, or any of their respective Affiliates after the Closing, and any amounts credited or offset against Taxes of Purchaser, the Railroads, or any of their respective Affiliates after the Closing that are actually realized by such parties, that in each case relate to Pre-Closing Tax Periods of the Railroads shall be for the account of Seller. The amount or economic benefit of any refunds, credits or offsets of Taxes of the Railroads for any Post-Closing Tax Period shall be for the account of Purchaser. The amount or economic benefit of any refunds, credits or offsets of Taxes of the Railroads for any taxable period that includes but does not end on the Closing Date shall be equitably apportioned between Seller and Purchaser to the extent such apportioned amount exceeds the amount accrued for such Taxes on the Final Working Capital Statement. Each party shall forward, and shall cause its Affiliates to forward, to the party entitled to receive the amount or economic benefit of a refund, credit or offset to Tax the amount of such refund, or the economic benefit of such credit or offset to Tax within fifteen (15) days after receipt or actual realization thereof.

(j) Any Tax sharing agreement between Seller or any of its Affiliates, on the one hand, and any of the Railroads, on the other hand shall be terminated on or before the Closing Date and will have no further effect for any taxable year.

(k) All Tax Returns addressed in this Section 5.11 shall be prepared in accordance with the methodology used by Seller and the Railroads in prior taxable years. Seller and Purchaser shall each provide the other with such assistance as may be reasonably requested (including making employees reasonably available to provide information or testimony) in connection with the preparation of any Tax Return or the determination of liability for Taxes with respect to the Railroads or the Business (including those liabilities as may arise pursuant to Section 5.11(p) relating to any audits, disputes, administration, judicial or other proceeding relating to Taxes). Purchaser shall complete Seller’s standard Tax packages relating to Tax Returns that Seller is responsible for filing pursuant to this Section 5.11 and deliver them to Seller within ninety (90) days of Purchaser’s receipt from Seller. Seller and Purchaser shall, and shall cause their Affiliates to, cooperate with each other in preparing and pursuing any claims for refunds or credits of income Taxes (including refunds) of the Railroads. Seller and Purchaser each shall, and shall cause their Affiliates to, retain until the expiration of the applicable statute of limitations all Tax Returns, schedules, work papers, accounting records and other records that are owned by such Person immediately after the Closing Date and that relate to the Railroads or the Business; after the end of such period, before disposing of any such Tax Returns, schedules, work papers or other records, each shall give notice to such effect to the other, and shall give the other, at the other’s cost and expense, a reasonable opportunity to remove and retain all or any part of such Tax Returns, schedules, work papers or other records as the other may select.

(l) Purchaser shall cooperate with Seller in determining prior to the Closing the extent to which any payments that may be required to be made as the result of the transactions contemplated by this Agreement to Employees would constitute excess parachute payments within the meaning of Section 280G of the Code. All of such payments shall be the responsibility of Seller, or their respective Affiliates, and Seller and its Affiliates shall indemnify Purchaser for any such payments required to be made with respect to any such Employees.

(m) Seller shall be responsible for and shall pay all wages paid or to be paid to Employees for all periods through and including the Closing Date. Should the Closing Date occur on December 31, 2005, Seller shall provide (or cause to be provided) a special payroll with respect to the period ending December 31, 2005, and shall be responsible for the reporting and withholding requirements attributable to wages paid or to be paid to Employees for such special payroll period. Seller shall furnish (or cause to be furnished) an IRS Form W-2 to each Employee disclosing all wages and other compensation paid for calendar year 2005, and Taxes withheld therefrom, and shall prepare, furnish to the appropriate Employee and/or file with the appropriate federal, state or local authority (including but not limited to the Internal Revenue Service, the Railroad Retirement Board and any comparable state or local agency or authority) such other wage or compensation-related tax filings or year-end reconciliations as are required with respect to calendar year 2005, and shall provide copies of same to Purchaser, and Purchaser and its Affiliates shall be relieved of any responsibility to provide same to such Employees or file same with the appropriate authorities. Purchaser shall prepare and furnish any amended IRS Form W-2 that is required to be furnished with respect to the 2005 calendar year and prepare and file any amended IRS Form 941 that is required to be filed with respect to the 2005 calendar year. Should the Closing Date occur after December 31, 2005, Seller and Purchaser hereby agree to utilize the “Standard Procedure” set forth in Revenue Procedure 96-60, 1996-2 C.B. 399, or a corresponding future revenue procedure or other administrative pronouncement with regard to the reporting requirements attributable to wages paid or to be paid to Employees for calendar year 2006. Seller shall provide Purchaser with all necessary payroll records for the calendar year 2006 through the Closing. Purchaser shall furnish (or cause to be furnished) a Form W-2 to each Employee disclosing all wages and other compensation paid for such 2006 calendar year, and Taxes withheld therefrom, and Seller and their respective Affiliates shall be relieved of any responsibility to provide same to such employees or to file any wage and compensation related filings with respect to the 2006 calendar year with any federal, state or local authority.

(n) If any Taxing Authority informs Seller or Purchaser of any notice of a proposed audit, claim, assessment or other dispute concerning an amount of Taxes with respect to which the other party may incur liability hereunder, the party so informed shall promptly notify the other party of such matter. Such notice shall contain factual information (to the extent known) describing any asserted Tax Liability in reasonable detail and shall be accompanied by copies of any notice or other documents received from any Taxing Authority with respect to such matter. If an Indemnified Party has knowledge of an asserted Tax Liability with respect to a matter for which it is to be indemnified hereunder and such party fails to provide the Indemnifying Party prompt notice of such asserted Tax Liability, (i) if the Indemnifying Party is precluded from contesting the asserted Tax Liability in any forum as a result of the failure to give prompt notice and could have asserted in good faith that the Tax Liability should be reduced, the Indemnifying Party shall have no obligation to indemnify the Indemnified Party for the amount of such reduction; and (ii) if the Indemnifying Party is not precluded from contesting the asserted Tax Liability in any forum, but such failure to provide prompt notice results in a monetary detriment to the Indemnifying Party, then any amount which the Indemnifying Party is otherwise required to pay pursuant to this Agreement shall be reduced by the amount of such detriment.

(o) The party responsible under this Section 5.11 for filing the Tax Returns applicable to the relevant Tax shall control any audits, disputes, administrative, judicial or other proceedings related to Taxes with respect to which either party may incur liability hereunder. Subject to the preceding sentence, if an adverse determination may result in each party having responsibility for an amount of Taxes under this Section 5.11, each party shall be entitled to fully participate in that portion of the proceedings relating to the Taxes with respect to which it may incur liability hereunder. For purposes of this Section 5.11 the term “participation” shall include (i) participation in conferences, meetings or proceedings with any Taxing Authority, the subject matter of which includes an item for which such party may have liability hereunder, (ii) participation in appearances before any court or tribunal, the subject matter of which includes an item for which a party may have liability hereunder, and (iii) with respect to the matters described in the preceding clauses (i) and (ii), participation in the submission and determination of the content of the documentation, protests, memorandum of fact and law, briefs, and the conduct of oral arguments and presentations.

(p) Purchaser agrees that it shall not, and shall not cause or permit any of the Railroads, to carry back to any taxable period ending on or prior to the Closing Date any net operating loss, loss from operations or other Tax attribute relating to the Railroads, and further agrees that Seller has no obligation under this Agreement to return or remit any refund or other Tax benefit attributable to a breach by the Purchaser of the foregoing undertaking.

(q) At Seller’s request, Purchaser shall cause any of the Railroads to make or join with Seller in making any Tax election provided that the making of such election does not have a material adverse impact on Purchaser or any of the Railroads for any Post-Closing Tax Period. Purchaser shall not cause any of the Railroads to make any Tax election, other than any elections contemplated by this Agreement, that would have a material adverse impact on Seller. Seller shall not make or change any Tax elections or file for any change in any method of accounting with the IRS with respect to the Railroads without the prior written consent of Purchaser if such election or change would have a material adverse impact on Purchaser or any of the Railroads for any Post-Closing Tax Period.

(r) Notwithstanding anything else set forth in this Agreement to the contrary, Seller and Purchaser agree to report all transactions not in the ordinary course of business occurring on the Closing Date after Purchaser’s purchase of Shares on Purchaser’s Tax Returns to the extent permitted by Treas. Reg. §1.1502-76(b)(1)(ii)(B) (and its counterpart, if any, under state, local or foreign law).

(s) Notwithstanding any provision in this Agreement to the contrary, the obligations of a party to indemnify and hold harmless another party pursuant to this Section 5.11 shall terminate upon the expiration of the applicable statute of limitations with respect to the Tax Liabilities in question (giving effect to any waiver, mitigation or extension thereof).

Section 5.12 Computer Software.

(a) Included Seller Owned Computer Software. Seller hereby conveys to Purchaser and the Railroads indicated on Schedule 5.12(a), effective as of the Closing, a limited, perpetual, royalty-free, non-exclusive, non-transferable, non-assignable (except as set forth below), license (the “License”) to use and modify (other than during the applicable service periods in the Support Services Agreement), for the internal operations of such Railroad(s) only, the Seller Owned Computer Software specifically set forth on Schedule 5.12(a) (the "Included Seller Owned Computer Software”). The License shall not permit Purchaser or any Railroad to use the Included Seller Owned Computer Software, other than in and for the Business, or to sell, sublicense or otherwise assign any such Included Seller Owned Computer Software except as set forth in this subsection. Notwithstanding the foregoing, Purchaser may assign the License to a purchaser of all or substantially all of the assets of the Business after the Closing Date; provided, however, that the assignment contains a license executed by an authorized representative of the assignee that contains terms and conditions of use and license that are at least as strict as those contained in this Agreement concerning (i) the License and (ii) the warranty disclaimers and indemnification sections applicable to the Included Seller Owned Computer Software. Additionally, the documents memorializing such assignment must specifically name Seller as the owner of all right, title and interest in the Included Seller Owned Computer Software and the intended third party beneficiary of such terms and conditions.

(b) Included Licensed Computer Software. Seller hereby agrees to provide commercially reasonable assistance to Purchaser, at Purchaser’s sole cost and expense, in obtaining for the Railroads the continuing right to operate the Licensed Computer Software specifically set forth on Schedule 5.12(b) (the “Included Licensed Computer Software”) as it was operated by the Business prior to the Closing, and to permit Seller to provide the Support Services pursuant to the Support Services Agreement (collectively, the “Necessary Consents”); provided, however, that in each case (i) Purchaser shall not be responsible for Seller’s internal expenses in providing such assistance; (ii) Seller shall not be obligated to sublicense, partially assign or otherwise partition any of its existing licenses for any item of Included Licensed Computer Software; (iii) because obtaining the Necessary Consents will likely involve Seller’s contracts, and the relationships between Seller and its vendors and licensors, Purchaser agrees to refrain (and to cause its Affiliates to refrain) from contacting, negotiating or otherwise seeking to obtain the Necessary Consents without Seller’s participation, unless Seller is notified in writing in advance in each case and consents to not being involved in obtaining one or more Necessary Consents; and (iv) Purchaser understands and agrees that the Necessary Consents cannot be obtained prior to the Closing. In addition, Seller shall not be obligated to provide Purchaser with copies of any Contract relating to Computer Software, Computer Hardware or information technology services unless and until (x) any such Contract does not include Computer Software used by Seller or any of its Affiliates in its or their respective businesses, other than the Business and (y) Seller is not prohibited from such disclosure by the terms of such Contract. Notwithstanding the foregoing, and subject to any applicable confidentiality terms therein, Seller agrees to share with Purchaser relevant Contract sections as necessary for the parties to understand Seller’s rights or ability to obtain Necessary Consents.

Section 5.13 Ancillary Documents. Seller and Purchaser (or the applicable Railroad or Railroads) shall enter into and deliver to each other at Closing: (a) a Support Services Agreement, substantially in the form of Exhibit B (the “Support Services Agreement”); and, (b) Rail Transportation Services Agreements for each of the MTR, PCN and RSS, substantially in the form of the agreements set forth in Exhibit B.

Section 5.14 Proration of Certain Charges. The following charges and payments shall be prorated on a per diem basis and apportioned between Seller, on the one hand, and Purchaser and the Railroads, on the other: property Taxes, utility charges, prepaid items, license and permit fees, and similar charges imposed with respect to the Railroads. All such prorations will be among those ordinary course liabilities to be reflected in the Final Working Capital Statement.

Section 5.15 Right of First Option.

(a) If Purchaser desires to sell all or substantially all of the assets of any of the Railroads, or a controlling interest in the Shares of any of the Railroads (for purposes of this Section 5.15, such sale of assets or Shares will be deemed a sale of the Railroad), other than in connection with a transfer to any of its Affiliates, and such Railroad is then providing Transportation Services (as such term is defined in the applicable Rail Transportation Service Agreement) to Seller or any of its Affiliates, then Purchaser will first offer to Seller the opportunity to purchase such Railroad upon the terms and conditions set forth in this Section 5.15 (the “Purchase Option”).

(b) In the event that Purchaser desires to undertake a transaction which is subject to the Purchase Option, then Purchaser will provide written notice (“Sale Notice”) to Seller that Seller has the right to exercise the Purchase Option. At the same time that Purchaser provides the Sale Notice to Seller, Purchaser will also deliver to Seller: (i) financial statements for the Railroad or Railroads to be offered for sale (which financial statements will present fairly, in all material respect, the financial condition and results of operations of each such Railroad for the prior three (3) years), and (ii) the price at which Purchaser is willing to sell each such Railroad, which price may not exceed the price determined by paragraph (c) below.

(c) The maximum price for each Railroad for each year during the first ten (10) years of each Rail Transportation Services Agreement will be the amount specified on Schedule 5.15. In the event that any of the Rail Transportation Services Agreements are renewed or extended, then the parties will negotiate in good faith the maximum price for each applicable Railroad during the period of the extension.

(d) Within thirty (30) days after receipt by Seller of the Sale Notice, Seller may either accept or reject the offer set forth in the Purchase Option. If Seller elects to accept the offer, then Seller must, within such thirty (30) day period, deliver written notice to Purchaser that it has accepted the offer and agreed to pay the offered price. In such event, Purchaser will sell the Railroad to the Seller at a closing to be held within thirty (30) days of the Seller’s acceptance of the offer. At the closing, the Seller will pay the offer price to Purchaser in cash, and Purchaser will transfer the assets constituting the applicable Railroad to Seller. In the event that Seller rejects the offer, or fails to respond to the Sale Notice within the required thirty (30) day period, then the Purchaser will be free (note the assignment provisions of the applicable Rail Transportation Service Agreement) to sell the Railroad to a financially responsible buyer with sufficient assets and resources to perform, or to arrange for a third party to perform, the Transportation Services.

(e) Notwithstanding anything in this Agreement to the contrary, Seller’s rights set forth in this Section 5.15 with respect to any Railroad will survive for the duration of the applicable Rail Transportation Service Agreement.

Section 5.16 Schedules. Seller shall have the right from time to time and at any time prior to the day that is five (5) Business Days before the Closing to supplement or amend the Schedules with respect to any matter arising after the date hereof that would be permitted or required to be set forth or described in such Schedules by Seller; provided however, that the obligation of Seller to indemnify the Purchaser and its Affiliates under Section 5.11 and Article VIII for any breach of the representations and warranties set forth in this Agreement shall be based upon the information set forth in the Schedules as of the date of this Agreement and any supplements or amendments to the Schedules shall be disregarded; and, further provided, that Seller shall have the right to substitute the description of the material owned and leased real property with a description based upon title searches that Seller has ordered and that Seller is endeavoring to obtain prior to the day that is five (5) Business Days before the Closing, so long as the information disclosed in such substitution is not adverse to the Railroads or the Railroad Assets.

Section 5.17 Obligations to Inform of Inconsistencies. If at any time on or before the Closing Date, either party hereto becomes aware that any of its representations or warranties contained herein are not true and correct or that it has breached any of its covenants or agreements contained herein, such party will inform the other party of such fact.

Section 5.18 Seller Trademarks. It is expressly agreed that neither Purchaser nor any of the Railroads has or is acquiring any right, title or interest in any trademarks, service marks, logos, trade names or Internet addresses of Seller or its Affiliates not specifically listed on Schedule 3.9(a) or in any trademark, service mark logo, trade name, or Internet address incorporating the words “Alcoa,” or Seller’s corporate logo, or any part, variation or derivative thereof (collectively, “Seller Trademarks”). Within sixty (60) days following the Closing Date, Purchaser shall remove, strike over or otherwise obliterate all Seller Trademarks from all items and materials constituting or included in the Railroad Assets or otherwise owned or held by Purchaser or the Railroads, including any facility signs, equipment, vehicles, Internet sites, business cards, schedules, stationery, displays, signs, promotional materials, manuals, forms and other materials, if such items and materials are routinely visible to, or distributed or made available or proposed to be distributed or made available to, third parties or the public; provided further that (i) Purchaser shall (and shall cause each of the Railroads to) as promptly as possible cease using invoices, stationery and business cards containing Seller Trademarks and (ii) nothing contained herein shall require or be construed to require Purchaser or any of the Railroads to cause customers of the Business to take any action with respect to property in the possession of any such customers. Neither Purchaser nor any of its Affiliates shall, from and after the expiration of ten (10) days after the Closing Date, except as permitted under any of the Ancillary Documents or otherwise agreed upon by Seller, make any reference to Seller or its subsidiaries in any advertisements, promotional materials, Internet addresses, information telephone numbers or any other contact information of Purchaser or any of its Affiliates.

Section 5.19 Insurance.

(a) Purchaser acknowledges and agrees that effective upon the Closing, all insurance policies carried by Seller for the benefit of the Railroads’ Affiliates with respect to the assets, operations, activities and liabilities of the Railroads and the Business (the “Seller Insurance Policies”) will cease to provide coverage: (i) for events, acts, or omissions that occur after the Closing in the case of “occurrence-based” policies; and, (ii) as of the Closing in the case of “claims-made” policies. Purchaser shall be responsible for obtaining at its sole cost and expense any replacement insurance coverage determined to be appropriate by Purchaser for the Railroads and the Business and their assets, activities, operations and liabilities, including insurance required by any Contract to be so maintained.

(b) Purchaser acknowledges and understands that the Railroads are currently participants in Seller’s insurance program and, as such, are billed on an ongoing basis by Seller or one of its Affiliates for the self-insured or deductible portion of all of the Railroads’ claims administered under that program with respect to the Business (“Administered Claims”) and related expenses and charges, as well as premium audit adjustments related to the Railroads under the program.

(c) After the Closing, Seller or its Affiliates may pay or otherwise incur the following costs and expenses (on behalf of the Railroads) to Seller’s brokers, insurance carriers, and/or claims administrators insuring or administering Seller’s insurance program (aa) amounts related to the self-insured portion (including, but not limited to, payment obligations under deductibles and self insured retentions) payable on Administered Claims, and (bb) expenses and charges arising out of the administration of an Administered Claim (hereinafter, collectively referred to as an “Insurance Payment”). To the extent that any Insurance Payment relates to an Administered Claim that is not subject to Seller’s obligations of indemnity set forth in Article VIII of this Agreement, Purchaser agrees to reimburse, or to cause the Railroads to reimburse, Seller, its Affiliates, or their respective assigns or designees, as the case may be, for the amount of the Insurance Payment within thirty (30) days of receipt of such request for reimbursement and customary documentation evidencing such payment.

(d) Cooperation. Purchaser, its Affiliates and the Railroads shall fully cooperate with Seller, its Affiliates, their insurers and claims administrators in the defense of all Administered Claims for which the Business is entitled to defense and indemnification.

Section 5.20 [Reserved.]

Section 5.21 Common Carrier. From and after the date of Closing, Purchaser shall assume (or cause the Railroads to assume) full responsibility for any obligations arising to the shipping public on the Lines. Seller shall cooperate with Purchaser to insure a smooth transition of operations on the Lines to Purchaser from and after the Closing.

Section 5.22 Labor/Employment and Benefits Obligations.

(a) Employment/Employment-Related Obligations.

(i) The parties hereby acknowledge and agree that as of the Closing, the Employees employed by the Railroads immediately prior to the Closing (collectively, the “Continuing Employees”), whether or not on layoff, or medical, family or other authorized leave of absence, will remain employees of the Railroads, as the case may be, following consummation of the transactions contemplated by this Agreement, under the terms and conditions set forth in this Section 5.22(a).

(ii) Subject to the provisions of this Agreement and except as expressly provided herein, Purchaser agrees that Purchaser and the Railroads shall be responsible for (A) all Employment-related Obligations arising or accruing with respect to periods after the Closing with respect to the Continuing Employees and any Employees hired by Purchaser, its Affiliates or the Railroads after the Closing Date, (B) all Employment-related Obligations (other than any Excluded Liability) arising or accruing with respect to periods prior to the Closing to the extent such Employment-related Obligation is accrued on the Final Working Capital Statement and (C) any reinstatement, rehire, provision of leave or similar obligation arising on or after the Closing under or with respect to any law regarding employment, including any law regarding family, medical, military or other leave of absence.

(iii) Seller agrees that Seller shall be responsible for (A) all Employment-related Obligations arising or occurring with respect to periods after the Closing with respect to Employees of the Railroads other than the Continuing Employees and any person hired by Purchaser, its Affiliates or the Railroads after the Closing Date, (B) all Employment-related Obligations arising or occurring with respect to periods prior to the Closing except to the extent that such Employment-related Obligations are accrued on the Final Working Capital Statement.

(b) Labor. Schedule 5.22(b) sets forth a list of the collective bargaining agreements covering any Employee. Purchaser agrees to recognize the United Steelworkers of America as the collective bargaining representative for the unit of employees who perform work heretofore covered by Sellers’ collective bargaining agreement and agrees to become a successor employer under the Collective Bargaining Agreements. The parties acknowledge and agree that, except as expressly provided herein, Purchaser shall be responsible for all obligations and liabilities with respect to the Collective Bargaining Agreements and that the transactions contemplated by this Agreement will not operate to terminate such obligations. Effective as of the Closing, each bargaining unit Continuing Employee who was a participant in the Seller’s Hourly 401(k) Plan (“Hourly 401(k)”) shall cease to participate in such plan. Purchaser shall provide benefits as described in the applicable Collective Bargaining Agreement based on service with the Seller and Purchaser and its Affiliates after the Closing. For purposes of participation, eligibility, vesting and benefit accrual in any employee pension benefit plan provided under this Section, Purchaser shall give and/or cause the Railroads to give bargaining unit Continuing Employees credit for years of service with Seller, its Affiliates and their respective predecessors, as the case may be, to the same extent such service was recognized under Seller’s employee pension benefit plan for such employees immediately prior to the Closing. Seller shall retain, at Closing, all assets and liabilities within Seller’s Benefit Plans. Purchaser shall not be responsible for any obligations or liabilities accrued within Seller’s Benefit Plans as of Closing. Purchaser will be responsible for liabilities arising from Purchaser’s Benefit Plans after Closing. Seller’s liability shall be limited to those benefits accrued as of the Closing without any consideration for any service accrued with Purchaser. For purposes of determining whether a claim is covered by the health and welfare benefit plans of Seller and its Affiliates or the health and welfare benefit plans of Purchaser and its Affiliates, (A) a claim for health benefits shall be deemed to have arisen when the services that are the subject of the claim were rendered, and (B) a claim for disability or accident and sickness benefits or for life insurance shall be deemed to have arisen when the event giving rise to such claim occurred, excluding any waiting period. To provide an orderly transition to Purchaser’s health plans, Seller will provide Continuing Employees and their eligible dependents health care coverage through October 31, 2005 through COBRA and Purchaser will reimburse Seller for all costs, as provided on the Health and Welfare COBRA Processing Service Schedule, as set forth in the Support Services Agreement. No later than the Closing Date, Seller shall provide Purchaser with a detailed schedule indicating the above-referenced years of service for every bargaining unit Continuing Employee, and Purchaser shall be entitled to rely on such schedule for purposes of this Section.

(c) Comparable Compensation and Benefits for Continuing Salaried/ Nonbargaining Unit Employees.

(i) From the Closing through December 31, 2006, Purchaser shall provide and/or cause the Railroads to provide each salaried Continuing Employee and each nonbargaining unit Continuing Employee (together, the “Continuing Salaried/Nonbargaining Unit Employees”) compensation which is the same as immediately prior to the Closing and employee benefits specified in Schedule 5.22(c). It is understood that, except as provided otherwise in this Section 5.22(c), following the Closing Date the Continuing Salaried/Nonbargaining Unit Employees shall participate in employee benefit plans (including incentive arrangements, as applicable, equity or equity-based compensation, 401(k) benefits, and health and welfare benefits) maintained by Purchaser for its similarly situated employees, and nothing herein shall obligate Purchaser: (A) to establish or maintain any particular form of employee benefit plan, or (B) to require it to amend any existing benefit plan or policy, or to preclude Purchaser from amending or terminating any benefit plan or policy.

(ii) The parties acknowledge and agree that Purchaser will not offer an employee pension benefit plan or retiree health insurance plan to the Continuing Salaried/Non-Bargaining Unit Employees, and in lieu thereof: (A) Seller will allow any Continuing Salaried/Non-Bargaining Unit Employee who is within 3 years of eligibility for retirement in the Seller’s existing pension benefit plan (applies to eleven of thirteen [all full-time] Continuing Salaried/Non-Bargaining Unit Employees) to retire as of the Closing Date for purposes of such plan; (B) Seller will provide such employees post-retirement health benefits in accordance with Seller’s existing post-retirement health benefit plan as it may be amended from time to time; and (C) at the Closing, Purchaser will pay to Seller the amount of $330,000.00 in consideration of Seller’s agreement to provide the benefits described in this Section 5.22(c)(ii).

(iii) For purposes of any health and welfare benefit plans of Purchaser or any of the Railroads provided pursuant to this Section, Purchaser shall cause Continuing Salaried/Nonbargaining Unit Employees and their eligible dependents to become eligible to participate immediately following the Closing and shall, to the extent applicable and permissible, cause each such plan to waive all preexisting conditions, exclusions and limitations with respect to each Continuing Salaried/Nonbargaining Unit Employee and his/her eligible dependents. For purposes of determining whether a claim is covered by the health and welfare benefit plans of Seller and its Affiliates or the health and welfare benefit plans of Purchaser and its Affiliates, (A) a claim for health benefits shall be deemed to have arisen when the services that are the subject of the claim were rendered, and (B) a claim for disability or accident benefits or for life insurance shall be deemed to have arisen when the event giving rise to such claim occurred, excluding any waiting period. Seller and Purchaser shall cooperate in good faith to ensure that there is no break in coverage for any Continuing Salaried/Nonbargaining Unit Employee during the transition from coverage provided by any health and welfare benefit plans of Seller and its Affiliates to coverage provided by any health and welfare benefit plans of Purchaser and its Affiliates. Notwithstanding the above, with respect to any Continuing Salaried/Nonbargaining Unit Employee who is in the hospital or is on disability under any welfare benefit plan of Seller and/or its Affiliates as of the Closing Date, Seller shall be responsible for all claims and expenses (including short-term disability or salary continuation payments) incurred both before and after the Closing in connection with such Continuing Employee (or any beneficiary or dependent thereof), to the extent that such claims and expenses are covered by such welfare benefit plan of Seller, until such time, if any, that such Continuing Salaried/Nonbargaining Unit Employee commences full-time employment with Purchaser.

(iv) Severance. From the Closing through December 31, 2006, Purchaser shall provide and/or cause the Railroads to provide Continuing Salaried/Nonbargaining Unit Employees severance benefits in the event of involuntary job loss due to individual job elimination, mass layoff or facility shutdown which are comparable in type and value to benefits provided to such employees under the Seller Severance Plan immediately prior to the Closing Date. For all purposes under the severance plan provided pursuant to this Section, Purchaser shall recognize or cause the Railroads to recognize service with the Railroads, Seller, their Affiliates and their respective predecessors, as the case may be, to the same extent such service was recognized under the Seller Severance Plan immediately prior to the Closing.

(v) Vacation. From the Closing through December 31, 2006, Purchaser shall provide or cause the Railroads to provide vacation policies for the Continuing Salaried/Nonbargaining Unit Employees that are no less favorable than the vacation policies in effect for such Employees with the applicable Railroad immediately prior to the Closing Date. Purchaser shall recognize and/or cause the Railroads to recognize service by such Continuing Salaried/Nonbargaining Unit Employees with the Railroads, Seller, their Affiliates and their respective predecessors, as the case may be, to the same extent that such service was recognized under the applicable vacation policy in effect for such employees immediately prior to the Closing.

(vi) Holidays. From the Closing through December 31, 2006, Purchaser shall grant and/or cause the Railroads to grant Continuing Salaried/Nonbargaining Unit Employees no fewer paid holidays, including floating holidays, than those granted to such Employees by the applicable Railroad immediately prior to the Closing.

(d) Seller Salaried Employee Pension Benefit Plans. Effective as of the Closing, each Continuing Salaried/Nonbargaining Unit Employee who is a participant in the Seller’s Salaried Pension Plan (“Salaried Pension Plan”) and/or the Seller’s Salaried 401(k) Plan (“Salaried 401(k) Plan”) shall cease to participate in such plans. Purchaser shall have no responsibility for benefits accrued under the Salaried Pension Plan or the Salaried 401(k) Plan. As of the Closing Date, Seller shall provide that each Continuing Salaried/Nonbargaining Unit Employee shall be fully vested in his/her accrued benefit under such Salaried Pension Plan and Salaried 401(k) Plan, and that the Closing shall be deemed a distribution event under the Salaried 401(k) Plan for any Continuing Salaried/Nonbargaining Unit Employer who is a participant therein. Any Continuing Salaried/Nonbargaining Unit Employee eligible to retire from such Salaried Pension Plan may do so, and such retirement shall not affect the Purchaser’s obligations under this Section 5.22.

Section 5.23 Visit to Almatis. Within five (5) days of the date of this Agreement but in any event prior to the Closing Date, Seller will put forth reasonable commercial efforts to arrange for representatives of Purchaser to meet with representatives of Almatis Inc. to discuss future operations of the B&N.

ARTICLE VI

Conditions Precedent

Section 6.1 Conditions to Each Party’s Obligation. The obligation of Purchaser to purchase the Shares and to complete the other actions contemplated by this Agreement to occur at the Closing, and the obligation of Seller to sell, assign, transfer, convey and deliver the Shares to Purchaser and to complete the other actions contemplated by this Agreement to occur at the Closing, shall be subject to there being no temporary restraining order, preliminary or permanent injunction or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement in effect.

Section 6.2 Conditions to Obligation of Purchaser. The obligation of Purchaser to purchase the Shares and to complete the other actions contemplated by this Agreement to occur at the Closing, is subject to the satisfaction at and as of the Closing of each of the following conditions, any of which may be waived by Purchaser in its sole discretion:

(a) Representations and Warranties. The representations and warranties of Seller set forth in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or to Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) as of the Closing as though such representations and warranties were made on and as of the Closing, except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or to Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) only as of such date and Purchaser shall have received a certificate from Seller signed by an authorized officer of Seller to such effect.

(b) Performance of Obligations of Seller. Seller shall have performed or complied in all material respects with all obligations, conditions and covenants required to be performed or complied with by them under this Agreement at or prior to the Closing, including the delivery of executed Ancillary Documents and any other documents required to be delivered by Seller to Purchaser, and Purchaser shall have received a certificate from Seller signed by an authorized officer of Seller stating that Seller has performed or complied in all material respects with all obligations, conditions and covenants required to be performed or complied with by Seller under this Agreement.

(c) No event shall have occurred since the Balance Sheet Date that has had, or would reasonably be expected to have, a Material Adverse Effect.

(d) The required consents and approvals of each Governmental Entity referenced in Section 3.2 shall have been obtained and shall remain in full force and effect, and all statutory waiting periods in respect thereof shall have expired.

Section 6.3 Conditions to Obligation of Seller. The obligation of Seller to sell, assign, transfer, convey and deliver the Shares and to complete the other actions contemplated by this Agreement to occur at the Closing is subject to the satisfaction at and as of the Closing of each of the following conditions, any of which may be waived by Seller in its sole discretion:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be true and correct in all respects) as of the Closing as though such representations and warranties were made on and as of the Closing, except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be true and correct in all respects) only as of such date, and Seller shall have received a certificate from Purchaser signed by an authorized officer of Purchaser to such effect.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed or complied with in all material respects all obligations, conditions and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing, including the delivery of executed Ancillary Documents and any other documents required to be delivered by Purchaser to Seller, and Seller shall have received a certificate signed by an authorized officer of Purchaser stating that Purchaser has performed or complied in all material respects with all obligations, conditions and covenants required to be performed or complied with by Purchaser under this Agreement.

ARTICLE VII

Termination, Amendment and Waiver

Section 7.1 Termination.

(a) Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(i) by mutual written consent of Seller and Purchaser;

(ii) by Seller, if any of the conditions set forth in Sections 6.1 or 6.3(b) shall have become incapable of fulfillment by October 7, 2005 (the “Closing Deadline”), and shall not have been waived by Seller;

(iii) by Purchaser, if any of the conditions set forth in Sections 6.1 or 6.2(b) shall have become incapable of fulfillment by the Closing Deadline, and shall not have been waived by Purchaser;

(iv) by Seller, if any of Purchaser’s representations or warranties set forth herein shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 6.3(a) would not be satisfied, and, if such inaccuracy is capable of being cured, Purchaser fails to cure such inaccuracy within ten (10) days following written notification thereof from Seller to Purchaser;

(v) by Purchaser, if any of Seller’s representations or warranties set forth herein shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 6.2(a) would not be satisfied, and, if such inaccuracy is capable of being cured, Seller fails to cure such inaccuracy within thirty (30) days following written notification thereof from Purchaser to Seller;

(vi) by Purchaser, in the event that Seller supplements or amends the Schedules in accordance with Section 5.16 and the matter giving rise to such supplement or amendment shall have resulted in a Material Adverse Effect; or

(vii) by Seller or Purchaser, if the Closing shall not have occurred on or prior to the Closing Deadline;

provided, however, that the right to terminate this Agreement pursuant to clause (ii), (iii), (iv), (v), (vi) or (vii) above shall not be available to a party (A) whose failure to fulfill an obligation, or (B) whose breach of a representation, warranty, covenant or agreement set forth in this Agreement, and/or (C) whose delay or nonperformance shall have been the cause of, or shall have resulted in, the right to terminate this Agreement pursuant to this Section 7.1(a).

(b) In the event of termination by Seller or Purchaser pursuant to Section 7.1(a), written notice thereof shall promptly be given to the other party and the transactions contemplated by this Agreement shall be terminated, without further action by any party. If the transactions contemplated by this Agreement are terminated as provided herein:

(i) each party shall return or destroy all documents and other material received from the other relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof; and

(ii) all confidential information received by any party with respect to the other party’s business or that of any of its Affiliates shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

(c) If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in this Section 7.1, this Agreement shall become null and void and of no further force and effect, without any further obligation or liability of Seller or Purchaser hereunder (except for any liability of a party for its breach of this Agreement), except for (i) the provisions of Section 5.2 relating to the obligation of Purchaser to keep confidential certain information and data obtained by it from Seller or its Affiliates, (ii) the provisions of this Agreement relating to expenses (including Section 5.5), (iii) the provisions of Section 8.1(a)(v) relating to brokers’ or finders’ fees, (iv) the provisions of this Section 7.1 and (v) the provisions of Article IX. Nothing in this Section 7.1 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

Section 7.2 Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. By an instrument in writing, Purchaser, on the one hand, or Seller, on the other hand, may waive compliance by the other party with any term or provision of this Agreement that such other party was or is obligated to comply with or perform.

ARTICLE VIII

Indemnification

Section 8.1 Indemnification by Seller.

(a) Except with respect to environmental matters (which are exclusively the subject of Section 8.3), Tax matters (which are governed by Section 5.11, except as provided in Section 8.1(a)(iii) with respect to Tax Liabilities), and subject to all applicable terms and conditions of this Article VIII, Seller hereby agrees to indemnify Purchaser and its Affiliates (which shall include the Railroads after the Closing) and their respective officers, directors, employees, stockholders, agents and Representatives against, and agrees to hold them harmless from, any loss, liability, claim, damage or reasonable expense (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding whether involving a Third Party Claim or a claim solely between the parties hereto) (collectively, “Losses”) as incurred to the extent arising from, relating to or otherwise in respect of:

(i) any failure of any representation or warranty of Seller contained in this Agreement to be true and correct as of the Closing Date; provided, however, that (except with respect to the representations and warranties set forth in Sections 3.1, 3.2, 3.3, and 3.18) Seller shall not have any liability under this Section 8.1(a)(i) unless and until the aggregate of all Losses relating thereto for which Seller would, but for this proviso, be liable exceeds on a cumulative basis $1,000,000.00 (the “Seller Deductible”) at which time Seller shall only be liable for amounts in excess of the Seller Deductible;

(ii) any breach of any covenant or agreement of Seller contained in this Agreement;

(iii) (A) any obligation or liability of any of the Railroads, Seller or any of their respective Affiliates existing as of the Closing Date or arising out of the operation of the Railroads prior to the Closing Date, other than those liabilities and obligations expressly included in the Assumed Liabilities, and (B) any of the Excluded Liabilities, provided, however, that Seller’s indemnification obligations with respect to Superfund Site Liabilities are dealt with exclusively in Section 8.3;

(iv) any Employment-related Obligation arising or accruing with respect to any period prior to the Closing Date with respect to any Employee to the extent not reflected in the Final Working Capital Statement, other than liability for payments under any short-term disability or salary continuation plan for periods on and after the Closing or any reinstatement, rehire, provision of leave or similar obligations arising on or after the Closing Date under or with respect to any law regarding employment, including any law regarding family, medical, military or other leave of absence (for avoidance of doubt, the parties acknowledge that the Obligations covered by this Section 8.1(a)(iv) include any obligations to any Employee under any of the Seller’s employee pension benefit plans);

(v) any fraud or willful misconduct of Seller in connection with the transactions contemplated by this Agreement;

(vi) any indebtedness for borrowed money of any of the Railroads as of the Closing;

(vii) the fees of any Person listed in Section 3.18 and any other fees, commissions or expenses asserted by any other Representative of Seller or any of its Affiliates on the basis of the transactions contemplated by this Agreement;

(viii) any of the following to the extent that such liability exceeds the amount of any accrual for such liability in the Final Working Capital Statement: (A) any action, suit or proceeding filed or overtly threatened in writing against or with respect to the Railroads on or prior to the Closing Date (including the matters set forth on Schedule 3.7 hereto) or (B) any other third party claim with respect to which the Railroads have filed a claim for insurance on or prior to the Closing Date; or (C) any Administered Claim existing as of the Closing Date; or

(ix) the litigation matter identified in Schedule 3.7.

(b) Notwithstanding anything else set forth herein to the contrary, (i) the liability of Seller under Sections 8.1(a)(i) (except with respect to the representations and warranties set forth in Sections 3.1, 3.2, 3.3 and 3.18), in the aggregate, shall be limited to and shall in no event exceed $10,000,000.00; (ii) neither Purchaser nor any other Person shall be entitled to indemnification under this Article VIII for any Losses to the extent such Losses are specifically reflected in the calculation of the Closing Working Capital on the Final Working Capital Statement; and (iii) with respect to those representations and warranties made by Seller which are qualified by the language “Material Adverse Affect,” “materiality” or “to the Knowledge” of Seller, Seller agrees to indemnify Purchaser on the basis that such qualifications were not included in such representations and warranties (for avoidance of doubt, the parties acknowledge and agree that such qualifications will only be disregarded in determining Seller’s obligation to indemnify the Purchaser), and provided, further, that such indemnification obligations shall be subject to the limitations set forth in Section 8.1(c) as if Seller were in breach of a representation or warranty.

(c) Except as set forth in Section 5.11 and Section 8.3 hereof, Purchaser acknowledges and agrees that its sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud or willful misconduct on the part of Seller in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant or agreement set forth herein or otherwise relating to the subject matter of this Agreement (but not including any claims arising after the Closing under the express terms of any of the Ancillary Documents), shall be pursuant to the indemnification provisions set forth in this Article VIII. In furtherance of the foregoing, Purchaser hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant or agreement set forth herein or otherwise relating to the subject matter of this Agreement it may have against Seller and its Affiliates and each of their respective officers, directors, employees, stockholders, agents and Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in Section 5.11 and this Article VIII.

Section 8.2 Indemnification by Purchaser. Except with respect to Tax matters (which are governed by Section 5.11):

(a) Subject to all applicable terms and conditions of this Article VIII, Purchaser hereby agrees to indemnify Seller and its Affiliates and each of their respective officers, directors, employees, stockholders, agents and Representatives against, and agrees to hold them harmless from, any Losses as incurred to the extent arising from, relating to or otherwise in respect of:

(i) any breach of any representation or warranty of Purchaser contained in this Agreement;

(ii) any breach of any covenant or agreement of Purchaser contained in this Agreement;

(iii) (A) the portion of any Pre-Closing Environmental Liabilities which are included within the Environmental Deductible under Section 8.3(a), and (B) the portion of any Pre-Closing Environmental Liabilities which exceeds the Cap under Section 8.3(a) (the “Excess Environmental Liabilities”), provided, however, that Purchaser will not be obligated to indemnify Seller for such Excess Environmental Liabilities unless such Excess Environmental Liabilities: (1) are directly attributable to the presence of Hazardous Substances on any of the Real Property; (2) are not a Superfund Site Liability; (3) Seller has made a claim for indemnification for the Excess Environmental Liabilities within three (3) years of the Closing Date (Purchaser acknowledges that Seller may make such claim whether or not Seller has exhausted its obligations to indemnify Purchaser); and (4) such Excess Environmental Liabilities, in the aggregate, do not exceed $10,000,000;

(iv) any fraud or willful misconduct of Purchaser in connection with the transactions contemplated by this Agreement;

(v) other than any Excluded Liability, all Employment-related Obligations arising or accruing with respect to any period after the Closing with respect to the Continuing Employees and any Employees hired by Purchaser, its Affiliates or the Railroads after the Closing Date, including any liability for payments under any short-term disability or salary continuation plan for periods after the Closing and any reinstatement, rehire, provision of leave or similar obligation arising on or after the Closing with respect to any Law, including any law regarding family, medical, military or other leave of absence, and any Employment-related Obligation (other than any Excluded Liability) arising or accruing with respect to periods prior to the Closing to the extent such Employment-related Obligation is reflected in the calculation of Closing Working Capital in the Final Working Capital Statement;

(vi) (A) failures to comply with the License by Purchaser or any of the Railroads after the Closing; (B) the use of the Included Seller Owned Computer Software; (C) failures to comply by Purchaser or any of the Railroads after the Closing with the terms of the licenses set forth on Schedule 5.12(b) with respect to the Included Licensed Computer Software; (D) use by Purchaser or any of the Railroads after the Closing of any Computer Hardware; and (E) use by Purchaser or any of the Railroads after the Closing of the Support Services; and,

(vii) the operation by Purchaser of the Railroads subsequent to the Closing.

(b) Except as set forth in Section 5.11 and in this paragraph (b), Seller acknowledges and agrees that its sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud or willful misconduct on the part of Purchaser in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant or agreement set forth herein or otherwise relating to the subject matter of this Agreement (but not including any claims arising after the Closing under the express terms of any of the Ancillary Documents), shall be pursuant to the indemnification provisions set forth in this Article VIII. In furtherance of the foregoing, except as set forth in the following sentence, Seller hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant or agreement set forth herein or otherwise relating to the subject matter of this Agreement it may have against Purchaser and its respective Affiliates and each of their respective officers, directors, employees, stockholders, agents and Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in Section 5.11 and this Article VIII. Subject to Seller’s obligations to indemnify Purchaser and its Affiliates pursuant to Section 8.3, Seller reserves the right to assert against Purchaser any claim it might have under Law with respect to an Environmental Liability.

Section 8.3 Environmental Liability.

(a) Subject to all applicable terms and conditions of this Article VIII, Seller hereby agrees to indemnify Purchaser and its Affiliates (including the Railroads after the Closing) and their respective officers, directors, employees, stockholders, agents and Representatives against, and agrees to hold them harmless from, any Losses incurred as a result of: (i) any breach of any representation or warranty of Seller set forth in Section 3.14 of this Agreement, disregarding any qualification contained in any such representation or warranty based upon “Material Adverse Effect,” “materiality” or “Knowledge,”; (ii) any Environmental Liability to the extent arising from any condition existing or any act or omission occurring at or prior to the Closing Date; or (iii) any Superfund Site Liabilities, (the matters described in the foregoing clauses (i) and (ii) are referred to individually as a “Pre-Closing Environmental Liability” and collectively referred to as “Pre-Closing Environmental Liabilities”); provided, however, that Seller shall not have any obligation or liability for the Pre-Closing Environmental Liabilities unless and until the aggregate of all Pre-Closing Environmental Liabilities exceeds $50,000.00 on a cumulative basis (the “Environmental Deductible”); further provided, that Purchaser and its Affiliates will not be entitled to indemnification for any Environmental Liability to the extent, but only to the extent, that the negligence of the Purchaser or its Affiliates after the Closing Date increased the amount of such Environmental Liability (provided, however, that Purchaser shall not be considered to have been negligent for failing to perform in its due diligence environmental investigations upon any of the Real Estate prior to the Closing Date, or for complying with the terms of Section 8.3(g)(v)); and further provided, that Seller shall only be liable under this Section 8.3 for any amounts over the Environmental Deductible until such time (if ever) as the aggregate of all Pre-Closing Environmental Liabilities exceeds $10,000,000.00 on a cumulative basis (the “Cap”); at which time Seller shall not have any further obligation or liability for Pre-Closing Environmental Liabilities, and further provided, that the Environmental Deductible and the Cap shall not apply to the obligation of the Seller to provide indemnification with respect to the Superfund Site Liabilities. Seller’s obligations to indemnify Purchaser pursuant to this Section 8.3(a), and the Environmental Deductible and Cap, are separate from and in addition to any obligations of Seller to indemnify Purchaser, and the Seller Deductible and limits of liability, set forth in Section 8.1.

(b) Purchaser acknowledges and agrees that its sole and exclusive remedy with respect to any and all claims relating to any Pre-Closing Environmental Liability shall be pursuant to the indemnification provisions set forth in this Section 8.3. In furtherance of the foregoing, Purchaser hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action it may have against Seller and its Affiliates and each of their respective officers, directors, employees, stockholders, agents and Representatives arising under or based upon any Environmental Law and in connection with any Pre-Closing Environmental Liabilities, except pursuant to the indemnification provisions in this Section 8.3.

(c) Notwithstanding any other provision of this Agreement to the contrary, Seller shall have no liability pursuant to this Section 8.3 for any Pre-Closing Environmental Liabilities caused by or arising out of (i) the presence of creosote or creosote ties on the Real Property to the extent consistent with customary railroad practices and in material compliance with applicable Environmental Laws, (ii) the presence of slag ballast on the Real Property to the extent consistent with customary railroad practices and in material compliance with applicable Environmental Laws, (iii) leakage of lubricants, fuel and coolants from locomotives that are both not reportable under applicable Environmental Laws and are not in excess of twenty-five gallons, (iv) undamaged and non-leaking electrical equipment containing polychlorinated biphenyls in amounts not reportable under applicable Environmental Laws, or (v) the presence on the Real Property of rail, ties, ballast, rail anchors, spikes, bolts, angle bars, tie plates, switches and other track material of a type customarily used by railroads applying industry standard track construction practices in material compliance with applicable Environmental Laws.

(d) Notwithstanding any other provision of this Agreement to the contrary, Seller shall have no liability or indemnity obligations pursuant to this Section 8.3 for Pre-Closing Environmental Liabilities not made known to Seller by Purchaser in a written statement received by Seller within three (3) years of the Closing Date, provided, however, that the foregoing provisions will not apply to the obligation of Seller to provide indemnification with respect to the Superfund Site Liabilities, which will continue indefinitely. Such written statement shall be in reasonable detail, including information as to the nature and extent of the Pre-Closing Environmental Liability.

(e) With respect to any Environmental Liability for which, and any Pre-Closing Environmental Liability to the extent that, Purchaser has liability pursuant to this Article VIII and to the extent that such liability involves the implementation of a Remedial Action, Seller shall have the right to reasonably review and provide Purchaser with reasonable written comments in advance of (i) Purchaser’s (or any of its Affiliates’) selection of consultants and contractors designated to perform the Remedial Action, and (ii) the development of the scope of work for, and type of, the Remedial Action to be implemented. Purchaser shall review and reasonably consider Seller’s comments. To the extent reasonably feasible, Purchaser shall provide all plans, reports and submissions to any Governmental Entity regarding any such Remedial Action in draft form to Seller a reasonable time prior to transmission of such items to such Governmental Entity and Purchaser shall review and reasonably consider any of Seller’s comments on such plans, reports and submissions.

(f) With respect to the Pre-Closing Environmental Liabilities for which, or to the extent that, Seller has liability pursuant to this Section 8.3 and to the extent that such liability involves the implementation of a Remedial Action, Purchaser shall have the right to review and provide Seller with written comments in advance of (i) Seller’s selection of consultants and contractors designated to perform the Remedial Action, and (ii) the development of the scope of work for, and type of, the Remedial Action to be implemented. Seller shall review and reasonably consider Purchaser’s comments. To the extent reasonably feasible, Seller shall provide all plans, reports and submissions to any Governmental Entity regarding any such Remedial Action in draft form to Purchaser a reasonable time prior to transmission of such items to such Governmental Entity and Seller shall review and reasonably consider any of Purchaser’s comments on such plans, reports and submissions. Where Remedial Action is required, Seller may choose the option that is most financially feasible provided such option is acceptable to all relevant Governmental Entities and is otherwise in compliance with all Environmental Laws.

(g) To the extent only that Seller’s interests would in fact otherwise be materially prejudiced, Seller’s indemnification and cost-sharing obligations under this Section 8.3 are expressly conditioned upon: (i) Purchaser’s compliance in all material respects with the provisions of subsections (d)-(f) of this Section 8.3; (ii) Seller being kept reasonably informed, on a reasonably timely basis, of all substantive contacts between any Governmental Entity or third party and Purchaser or any of its Affiliates with respect to an indemnified matter; (iii) Seller being given the option to manage or, at its election, reasonably participate in all material discussions and material proceedings concerning the need for timing, method, extent and cost of an indemnified matter that is the subject of this Section 8.3; (iv) Seller being given the option to challenge, at its sole expense (including, without limitation, initiating legal proceedings), an indemnified matter that may be the subject of this Section 8.3 which Seller considers to be unlawful provided that so doing does not materially disrupt operations of the Railroads or subject the Railroads to material Losses; (v) the exercise of all commercially reasonable efforts by Purchaser and its Affiliates to keep the number and cost of any indemnified matters that may be the subject of this Section 8.3 as low as is commercially reasonably feasible, including, but not limited to, avoidance of any invasive environmental investigations intended to identify matters subject to this Section 8.3 (including soil or groundwater sampling) not required by Environmental Laws or other applicable Laws; and (vi) Purchaser’s (or any of its applicable Affiliates’) agreement (which agreement shall not be unreasonably withheld) to impose restrictions in a deed limiting activities to industrial and/or non-residential uses only on any real estate subject to clean-up requirements provided that so doing does not materially disrupt operations of the Railroads.

(h) Notwithstanding anything else to the contrary in this Section 8.3, to the extent that any Excluded Liability includes any environmental matter or a matter that would be a Pre-Closing Environmental Liability, such matter shall be the subject of the indemnification exclusively provided in this Section 8.3 and not also the subject of Section 8.1(a)(iii).

Section 8.4 Losses Net of Insurance; No Consequential Damages; Mitigation of Damages; Etc. The amount of any Losses (including Pre-Closing Environmental Liabilities) for which indemnification is provided under this Article VIII shall be net of any amounts actually recovered by the Indemnified Party under insurance policies with respect to such Losses. Notwithstanding anything to the contrary contained herein, no indemnification shall be provided for under this Article VIII in respect of any consequential, punitive, special, exemplary or similar damages or lost profits, except to the extent any such damages are actually paid to any third party as a result of a Third Party Claim. In addition, no indemnification shall be provided to any party under this Article VIII to the extent that any such damages for which such party is claiming indemnification would have been avoided or mitigated through the use of commercially reasonable efforts to avoid or mitigate such damages by such party. Any indemnity payment under this Agreement (including Section 5.11) shall be treated as an adjustment to the Purchase Price for Tax purposes, unless a final determination (which shall include the execution of a Form 870-AD or successor form) with respect to the Indemnified Party or any of its Affiliates causes any such payment not to be treated as an adjustment to the Purchase Price for United States Federal income Tax purposes.

Section 8.5 Termination of Indemnification. The obligation of Seller to indemnify and hold harmless Purchaser or any other Person for breaches of Seller’s representations and warranties shall terminate thirty-six (36) months after the Closing Date; provided, however, that Seller’s obligations with respect to (A) the representations and warranties contained in Section 3.1, 3.2, 3.3 and 3.18 shall survive indefinitely and (B) the representations and warranties contained in Section 3.13 shall survive until the expiration of the statute of limitations applicable to the matters covered thereby. The obligation of Purchaser to indemnify and hold harmless Seller or any other Person for breaches of Purchaser’s representations and warranties shall terminate thirty-six (36) months after the Closing Date; provided, however, that Purchaser’s obligations with respect to the representations and warranties contained in Sections 4.1, 4.2 and 4.6 shall survive indefinitely. The obligation of Seller to indemnify and hold harmless Purchaser or any other Person pursuant to Sections 8.1(a)(iii) and (viii) shall terminate thirty-six (36) months after the Closing Date. The obligation of Seller to indemnify and hold harmless Purchaser or any other Person pursuant to Sections 8.1(a)(v), (vi), (vii) and (ix) shall survive indefinitely. The obligation of Seller to indemnify and hold harmless Purchaser or any other Person pursuant to Sections 8.1(a)(iv) shall terminate thirty-six (36) months after the Closing Date, provided, however, that with respect to any obligations to any Employee under any of the Seller’s employee pension benefit plans, the obligation of Seller to indemnify and hold harmless Purchaser or any other Person shall survive indefinitely. The obligation of the Purchaser to indemnify and hold harmless Seller or any Person pursuant to Section 8.2(a)(iii), (vi), (vii) shall terminate thirty-six (36) months after the Closing Date. The obligation of Purchaser to indemnify and hold harmless Seller or any other Person pursuant to Sections 8.2(a)(iv) and (v), shall survive indefinitely. The obligations of Seller to indemnify and hold harmless Purchaser or any other Person pursuant to Section 8.3 shall terminate as provided therein. The obligations of each of Seller and Purchaser, as the case may be, to indemnify the other party hereto or any other Person pursuant to Section 5.11 shall terminate as provided therein. The obligations of each of Seller and Purchaser, as the case may be, to indemnify the other party hereto or any other Person for breaches of Sections 8.1(a)(ii) and 8.2(a)(ii), as the case may be, shall terminate sixty (60) months after the Closing Date, provided, however, (i) that the obligation to indemnify for breaches of the covenants contained in Section 1.3 shall terminate thirty-six (36) months after the Closing Date, (ii) the obligation to indemnify for breaches of covenants contained in Section 5.11 shall survive until the expiration of the statute of limitations applicable to the matters covered thereby and (iii) the obligation to indemnify for breaches of those covenants which by their terms continue for a longer period (including those set forth in Section 5.15) shall continue for such longer period and then terminate. Notwithstanding the foregoing, the obligation of each of Seller and Purchaser, as the case may be, to indemnify and hold harmless the other party hereto or any other Person pursuant to this Article VIII shall not terminate with respect to any item as to which Seller or Purchaser, as the case may be, shall have, before the expiration of the applicable period, previously made a claim by delivering a notice pursuant to this Article VIII (stating in reasonable detail the basis of such claim) to the other party hereto.

Section 8.6 Procedures Relating to Third Party Claims (other than Pre-Closing Environmental Liabilities and Tax-Related Claims).

(a) In order for a party hereto to be entitled to any indemnification provided for under this Agreement (the “Indemnified Party”) in respect of, arising out of or involving a claim made by any Person (other than a party hereto) against the Indemnified Party (a “Third Party Claim”) (other than a Tax-related claim, the procedures for which shall be governed by Section 5.11, and a Third Party Claim for a Pre-Closing Environmental Liability, the procedures for which are specified in Section 8.7, except to the extent Section 8.7 provides that this Section 8.6 shall govern), such Indemnified Party must notify the party required to provide indemnification under this Agreement (the “Indemnifying Party”) in writing, and in reasonable detail, of the Third Party Claim within ten (10) Business Days after receipt by such Indemnified Party of written notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure (except that the Indemnifying Party shall not be liable for any expenses incurred during the period in which the Indemnified Party unreasonably failed to give such notice). Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly after the Indemnified Party’s receipt thereof, copies of all material and non-privileged notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim.

(b) If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party will be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnifying Party. If the Indemnifying Party elects to assume the defense of a Third Party Claim, the Indemnifying Party will not be liable to the Indemnified Party for any legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense. The Indemnifying Party shall be liable for the reasonable fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof (other than during any period in which the Indemnified Party shall have failed to give notice of the Third Party Claim as provided above). If the Indemnifying Party chooses to defend or prosecute a Third Party Claim, all the parties hereto shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information which are reasonably relevant to such Third Party Claim, and making employees available to provide additional information and explanation of any material provided hereunder. If the Indemnifying Party chooses to defend or prosecute any Third Party Claim, the Indemnified Party will agree to any settlement, compromise or discharge of such Third Party Claim which the Indemnifying Party may recommend, provided that (i) the terms of the compromise and settlement require only the payment of money and do not require the Indemnified Party to admit any wrongdoing or take or refrain from taking any action, (ii) the Indemnified Party receives, as part of the compromise and settlement, a legally binding and enforceable unconditional satisfaction and release, which is in form and substance reasonably satisfactory to the Indemnified Party, (iii) the Third Party Claim is being fully satisfied because of the compromise and settlement, and the Indemnified Party is being released from any and all obligations or liabilities it may have with respect to a Third Party Claim, and (iv) the Indemnifying Party will pay the full amount of the settlement in connection with such Third Party Claim relating to matters for which the Indemnified Party is entitled to indemnification hereunder. Whether or not the Indemnifying Party shall have assumed the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent.

Section 8.7 Procedures Relating to Third-Party Claims Constituting a Pre-Closing Environmental Liability.

(a) After the Closing, each of Purchaser and Seller shall notify (the “Notifying Party”) the other in writing, and in reasonable detail, of any Third-Party Claim pursuant to Sections 8.2(a)(iii) and 8.3 hereof in respect of, arising out of or involving a claim made by any Person against the Notifying Party or its Affiliates constituting a Pre-Closing Environmental Liability (a “Shared Claim”), within fifteen (15) Business Days after receipt by the Notifying Party of written notice of the Shared Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the other party shall have been actually prejudiced as a result of such failure (except that the other party shall not be liable for any expenses incurred during the period in which the Notifying Party unreasonably failed to give such notice). Thereafter, each party shall deliver to the other party, promptly after such party’s receipt thereof, copies of all material and non-privileged notices and documents (including court papers) received by such party relating to the Shared Claim.

(b) Subject to the provisions of Sections 8.3(e), 8.3(f) and (g) with respect to Remedial Actions, Purchaser and Seller hereby agree as follows with respect to the defense of all Shared Claims:

(i) Purchaser and Seller will each be entitled to participate in the defense of any Shared Claim; provided, that if Purchaser shall have seventy-five percent (75%) or more of the liability in respect thereof pursuant to Section 8.3(a) such claim shall be treated as a Third Party Claim under Section 8.6;

(ii) Purchaser and Seller will each cooperate in the defense or prosecution of any Shared Claim, including the retention and (upon request) the provision to the requesting party of non-privileged records and information which are reasonably relevant to such Shared Claim, and making employees (including any Employee familiar with such Shared Claim) available to provide additional information and explanation of any such records and information;

(iii) Purchaser and Seller will consult with each other and shall mutually agree (which agreement shall not be unreasonably withheld) on any significant strategic decisions in respect of any Shared Claim;

(iv) Purchaser and Seller will consult with each other and shall mutually agree (which agreement shall not be unreasonably withheld) on any settlement, compromise or discharge of any Shared Claim;

(v) neither Purchaser nor Seller shall admit any liability with respect to, or settle, compromise or discharge, any Shared Claim without the other party’s prior written consent (which consent shall not be unreasonably withheld); and

(vi) Purchaser and Seller will consult with each other and shall mutually agree (which agreement shall not be unreasonably withheld) with respect to day-to-day administration of any Shared Claim.

Section 8.8 Procedures Relating to Non-Third Party Claims. In order for an Indemnified Party to be entitled to any indemnification provided for under this Agreement in respect of a claim that does not involve a Third Party Claim, the Indemnified Party shall deliver notice of such claim with reasonable promptness to the Indemnifying Party. The failure by any Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party under this Agreement, except to the extent that the Indemnifying Party shall have been actually prejudiced by such failure. If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by arbitration pursuant to Section 9.7 of this Agreement.

Section 8.9 Acknowledgment. The indemnities provided for in Article VIII shall not be construed as an admission or conclusion, express or implied, as to liability or damages in respect of the subject matter of such indemnities.

ARTICLE IX

General Provisions

Section 9.1 Notices. All notices and other communications hereunder shall be in writing (including facsimile or similar writing) and shall be sent, delivered or mailed, addressed or faxed:

RailAmerica
5300 Broken Sound Boulevard
Boca Raton, Florida 33487
(a) if to Purchaser,	Attention: General Counsel
to:	Facsimile No.: 561-994-4629

Alcoa Inc.
390 Park Avenue
New York, NY 10022
(b) if to Seller,	Attn: General Counsel
to:	Facsimile No.: (212) 836-2844

Each such notice or other communication shall be given (i) by hand delivery, or (ii) by nationally recognized courier service. Each such notice or communication shall be effective when delivered at the address specified in this Section 9.1 (or in accordance with the latest unrevoked direction from such party).

Section 9.2 Severability. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, the remainder of this Agreement will continue in full force and effect and the application of such provision will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such invalid, illegal or unenforceable provision with a valid, legal and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

Section 9.3 Counterparts. This Agreement may be executed in two (2) or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered (including by facsimile) to the other parties.

Section 9.4 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the Schedules and Exhibits hereto), the Ancillary Documents and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof or thereof and (b) are not intended to confer upon any Person other than the parties hereto and their successors and permitted assigns any rights or remedies hereunder.

Section 9.5 Attachments. Every Schedule and Exhibit referred to in this Agreement is incorporated into this Agreement by reference. Seller and Purchaser acknowledge and agree that (i) the Schedules that are arranged in sections corresponding to the sections and paragraphs of Article III shall qualify the corresponding representations and warranties of Seller contained in Article III; (ii) inclusion of information in the Schedules shall not be construed as an admission that such information is material to the operation and use of the Railroad Assets or the Business, or the business, assets, properties, condition (financial or otherwise) or results of operations of the Railroads (or any of them), Seller or Purchaser or their respective Affiliates; (iii) matters reflected in the Schedules are not necessarily limited to matters required by the Agreement to be reflected in the Schedules and such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature; (iv) any matter disclosed pursuant to one provision, subprovision, section or subsection of the Schedules shall be deemed disclosed for all purposes of the Schedules to the extent the Agreement requires such disclosure and the relevance of the disclosure to such other portions of the Schedules is reasonably apparent; and (v) Schedule numbers and titles inserted on the Schedules are for convenience of reference only and shall to no extent have the effect of amending or changing the express description of such Schedules as set forth in the Agreement.

Section 9.6 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Pennsylvania applicable to contracts made and to be performed entirely in the Commonwealth of Pennsylvania, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

Section 9.7 Dispute Resolution. Unless otherwise explicitly set forth herein, each of Seller and Purchaser hereby irrevocably consents and agrees that disputes under this agreement shall be resolved exclusively pursuant to arbitration in Philadelphia, Pennsylvania, according to the commercial rules and practices of the American Arbitration Association (“AAA”). Arbitration hereunder shall be by three independent and impartial arbitrators. Each of Seller and Purchaser shall appoint one arbitrator within thirty (30) days after initiation of arbitration and the two arbitrators so appointed shall select a third arbitrator within fifteen (15) days after their appointment. If Seller and Purchaser or the arbitrators fail to select arbitrators as aforesaid, the AAA shall select such arbitrators. The AAA shall have the authority to disqualify any arbitrator who it determines not to be independent and impartial. The arbitrators shall be entitled to a fee commensurate with their fees for professional services requiring similar time and effort. Each of Seller and Purchaser agrees to abide by all decisions and determinations rendered in such proceedings. Such decisions and determinations shall be final and binding on Seller and Purchaser. Judgment may be entered on the award of the arbitrator in any court having proper jurisdiction. All costs and expenses incurred in connection with any arbitration relating to the interpretation or enforcement of any provision of this Agreement, including, without limitation, attorney’s fees, shall be paid by the nonprevailing party in the arbitration.

Section 9.8 Publicity. From the date of this Agreement through the Closing, none of Seller or Purchaser shall issue or cause the publication of any press release or other public announcement (including responding to media inquiries) with respect to the transactions contemplated by this Agreement without the consent of the other parties hereto, which consent shall not be unreasonably withheld, except as such release or announcement may be required by law or the rules or regulations of a national securities exchange in the United States, in which case the party required to make the release or announcement shall allow the other parties reasonable time to comment on such release or announcement in advance of its issuance.

Section 9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder (including any rights, interests or obligations under Article VIII) shall be assigned by any party hereto without the prior written consent of the other party hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 9.10 Time of the Essence. The time of each party’s performance hereunder is of the essence to this Agreement.

ARTICLE X

Definitions

Section 10.1 Definitions. The following terms shall have the respective meanings set forth below throughout this Agreement:

"Administered Claims” has the meaning set forth in Section 5.19(b).

"Affiliate” means any Person, directly or indirectly, controlling, controlled by, or under common control with, Seller or Purchaser. Without limiting the generality of the foregoing, a Person is considered to be in control of or to be controlled by another Person if such Person holds 50% or more of the outstanding voting equity interest in such other Person or such other Person holds 50% or more of its outstanding voting equity interest.

"Affiliated Group” means any consolidated, combined, unitary, affiliated or aggregate group of which any of the Railroads is or has ever been a member or with which any of the Railroads has filed a Tax Return, including an affiliated group within the meaning of Section 1504(a) of the Code, or any similar group defined under a similar provision of state, local or foreign law.

"Agreement” means this Stock Purchase Agreement, made and entered into as of the date hereof, by and among Seller and Purchaser.

"Allocation Statement” means a written statement which allocates the Purchase Price (including assumed liabilities and any subsequent adjustments or additional payments which are properly treated as purchase price for U.S. Federal income Tax purposes) of the Railroads among the Railroad Assets for all purposes (including Tax and financial accounting purposes) in a manner mutually agreed upon by the parties as provided in Section 5.11 hereof and consistent with applicable law. The Allocation Statement shall also show the “adjusted grossed-up basis” amount (as determined under Treasury Regulation §1.338-5) and the “aggregate deemed sale price” (as determined under Treasury Regulation §1.338-4) with respect to the sale and purchase of the Shares herein, and allocate such amounts among the Railroad Assets pursuant to Treasury Regulations §1.338-6 and -7.

"Ancillary Documents” means, collectively, the Support Services Agreement and Rail Transportation Services Agreements, each as referenced in Section 5.13.

"Assumed Liabilities” means (i) current liabilities, claims or expenses of the Railroads to the extent accrued on the Final Working Capital Statement, (ii) the obligations and liabilities arising after the Closing Date with respect to the Continuing Employees including those under the Collective Bargaining Agreement; (iii) obligations and liabilities arising after the Closing Date under or with respect to Contracts to which the Railroads are a party; and (iv) obligations, liabilities, claims, causes of action, damages, losses, expenses, fees and costs associated with or arising out of the operation or conduct of the Business and Railroads after the Closing Date.

"Auditor” has the meaning set forth in Section 5.11(f).

"B&N” means Bauxite & Northern Railway Company, an Arkansas corporation.

"B&N Line” means all real property, leaseholds and rights-of-way, including those certain tracks, rails, ties, rail anchors, spikes, switches, crossings, bridges, trestles, culverts, leads, supporting structures, ballast, spurs, turnouts, tails, sidings, signals and crossing protection devices, buildings, improvements, structures, facilities and fixtures thereon, including but not limited to, those items specifically listed or described on Schedule 10.1(a).

"B&N Shares” has the meaning set forth in Section 3.3(a).

"Balance Sheet Date” has the meaning set forth in Section 3.5.

"Basis of Financial Statement Presentation” has the meaning set forth in Schedule 2.3(a).

"Business” means the rail freight transportation business conducted on the Lines.

"Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or obligated by law or executive order to close.

"Cap” has the meaning set forth in Section 8.3(a).

"Closing” has the meaning set forth in Section 2.1.

"Closing Date” has the meaning set forth in Section 2.1.

"Closing Date Balance Sheet” means the combined unaudited balance sheet of the Railroads as of the Closing Date.

"Closing Deadline” has the meaning set forth in Section 7.1(a)(ii).

"Closing Working Capital” has the meaning set forth in Section 2.3(a).

"Closing Working Capital Statement” has the meaning set forth in Section 2.3(a).

"Code” means the Internal Revenue Code of 1986, as amended.

"Collective Bargaining Agreement” means any collective bargaining agreement listed on Schedule 5.22(b), together with any side agreements or established past practice with respect to such agreement.

"Commitments” has the meaning set forth in Section 3.8(a).

"Computer Hardware” means any computer hardware, equipment and peripherals of any kind and of any platform, including desktop and laptop personal computers, handheld computerized devices, mid-range and mainframe computers, process control and distributed control systems, and network telecommunications equipment that is owned by any Railroad, as specifically listed on Schedule 10.1(e). Computer Hardware solely used to receive a service from a third party by the Business is excluded from this definition.

"Computer Software” means any and all computer programs, including operating system and applications software, implementations of algorithms, and program interfaces, whether in source code or object code and all documentation, including user manuals relating to the foregoing. Subscription based services utilizing Computer Software (e.g., anti-virus, anti-spam, filtering, Internet services, etc.) are specifically excluded from this definition.

"Confidentiality Agreement” means that certain confidentiality letter agreement by and between Purchaser and Seller.

"Continuing Employee” has the meaning set forth in Section 5.22(a)(i).

"Continuing Salaried/Nonbargaining Unit Employee” has the meaning set forth in Section 5.22(c)(i).

"Contracts” means all executory contracts, leases, indentures, joint venture and other agreements, commitments and all other legally binding arrangements, whether oral or written.

"CPA Firm” has the meaning set forth in Section 2.3(b).

"Employee” means an individual who is or was employed by B&N, MTR, PCN or RSS, as the case may be, whether salaried or hourly.

"Employment-related Obligations” means all liabilities and obligations arising from the employment relationship, except for liabilities and obligations arising under any Collective Bargaining Agreement. Without limiting the generality of the foregoing, “Employment-related Obligations” includes, without limitation, compensation for services (and related employment and withholding taxes); benefits accrued under any retirement, health and welfare, or similar benefit plan or arrangement; contributions to any retirement, health and welfare, or similar plan or arrangement; workers’ compensation or similar benefits and payments on account of occupation illnesses and injuries (including under the Federal Employer’s Liability Act); and claims arising out of any individual’s employment but does not include compensation or benefits payable pursuant to any Collective Bargaining Agreement or any other obligation or claim arising under or related in any way to any Collective Bargaining Agreement.

"Environmental Claim” means any written or oral notice, claim, demand, action, suit, complaint, proceeding or other communication by any Person alleging any violation of, or any actual or potential Loss or liability under, any Environmental Laws.

"Environmental Deductible” has the meaning set forth in Section 8.3(a).

"Environmental Laws” means any Federal, state, interstate or local statute, Law or regulation having the force of law and in effect and promulgated as such as of or prior to the Closing Date and which is applicable to the Railroads, the Railroad Assets or the Business, or any other enforceable requirement of any Governmental Entity having jurisdiction over the Railroads, the Railroad Assets or the Business (except to the extent that it sets forth more stringent or additional requirements than those authorized by such pre-Closing Federal, state, interstate or local statutes, Laws or regulations), and relating to the protection of the environment or natural resources, including any of the foregoing related to: (i) Remedial Actions; (ii) the reporting, licensing, permitting or investigating of the emission, discharge, release or threatened release of Hazardous Substances into the air, surface water, ground water or land; or (iii) the manufacture, release, distribution, use, generation, treatment, storage, disposal, transport or handling of Hazardous Substances.

"Environmental Liability” means any Loss, liability or obligation arising under Environmental Laws in connection with the Railroads, the Railroad Assets or the Business, including claims, demands, assessments, judgments, orders, causes of action, notices of actual or alleged violations or liability (including such notices regarding the disposal or release of Hazardous Substances on the Real Property or elsewhere), proceedings and any associated costs, assessments, losses, damages (except consequential damages), obligations, liabilities, awards, fines, sanctions, penalties, or amounts paid in settlement (including reasonable costs, fees and expenses of attorneys, accountants, consultants and other agents).

"ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

"Excluded Assets” has the meaning set forth in Section 1.2.

"Excluded Liabilities” has the meaning set forth in Section 1.4.

"Exhibits” means the exhibits listed in the table of contents of this Agreement as attached hereto.

"Final Working Capital Statement” has the meaning set forth in Section 2.3(b).

"Financial Statements” has the meaning set forth in Section 3.5.

"Fueling Area” has the meaning set forth in Section 8.3(a).

"Governmental Entity” means any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

"Hazardous Substance” means any substance or material that is defined as a “solid waste,” “hazardous waste” or “hazardous substance” under any Environmental Law and any other substance or material that is regulated under any Environmental Law, including petroleum, petroleum products, asbestos, and polychlorinated biphenyls.

"Hourly 401(k) Plan” has the meaning specified in Section 5.22(b).

"Included Seller Owned Computer Software” has the meaning set forth in Section 5.12(a).

"Included Licensed Computer Software” has the meaning set forth in Section 5.12(b).

"Indemnified Party” has the meaning set forth in Section 8.6(a).

"Indemnifying Party” has the meaning set forth in Section 8.6(a).

"Industry” means, collectively, the railroad, primary aluminum, fabricated aluminum, and alumina industries, including technology, mining, refining, smelting, fabricating and recycling.

“Insurance Payment” has the meaning set forth in Section 5.19(c).

"Intellectual Property” means patents, patent applications, trade secrets, patentable inventions, domain names, confidential know-how, formulae, processes, procedures, trademarks, service marks, copyrights and tradenames, including any applications therefor or goodwill appurtenant thereto (other than the Computer Software) or any intellectual property or other rights included therein or related thereto.

"Intercompany Accounts” means the accounts listed in Schedule 10.1(f), which relate to various non-trade items including certain intercompany payables, receivables, accounts, indebtedness and other liabilities arising prior to the Closing between any of the Railroads, on the one hand, and Seller or any of its Affiliates (other than any of the Railroads), on the other.

"IRS” means the Internal Revenue Service.

"Knowledge” means, with respect to Seller, the actual knowledge of the Persons listed on Schedule 10.1(g) together with the knowledge that such Persons should have had if such Persons had made reasonable due inquiry, and, with respect to Purchaser, the actual knowledge of the Persons listed on Schedule 10.1(h) together with the knowledge that such Persons should have had if such Persons had made reasonable due inquiry.

"Law” means applicable order, writ, judgment, injunction, decree, regulation, rule, ordinance, common law, law, statute or code.

"Leased Property” has the meaning set forth in Section 3.8(b).

"Legal Shareholders” are those individuals identified in the preamble to this Agreement who each hold legal title to one PCN Share and one RSS Share.

"License” has the meaning set forth in Section 5.12(a).

"Licensed Computer Software” means the Computer Software licensed by Seller or any of its Affiliates from a third party.

"Lien” means mortgages, liens, claims, security interests, easements, rights of way, pledges, restrictions or encumbrances of any nature whatsoever.

"Lines” means the B&N Line, the MTR Line, the PCN Line and the RSS Line.

"Losses” has the meaning set forth in Section 8.1(a).

"MTR” means The Massena Terminal Railroad Company, a New York corporation.

"MTR Line” means all real property, leaseholds and rights-of-way, including those certain tracks, rails, ties, rail anchors, spikes, switches, crossings, bridges, trestles, culverts, leads, supporting structures, ballast, spurs, turnouts, tails, sidings, signals and crossing protection devices, buildings, improvements, structures, facilities and fixtures thereon, including but not limited to, those items specifically listed or described on Schedule 10.1(b).

"MTR Shares” has the meaning set forth in Section 3.3(a).

"Material Adverse Effect” means a material and adverse effect on the business, assets, properties, condition (financial or otherwise) or results of operation of the Railroads taken as a whole; provided, however, that the following shall not be taken into account in determining whether there has been or would be a “Material Adverse Effect”: (i) any adverse changes or developments resulting from conditions affecting the United States economy generally; (ii) any adverse changes or developments that are primarily caused by conditions affecting the Industry generally; (iii) the failure by any of the Railroads or their Affiliates to meet their respective internal revenue or earnings predictions or expectations for any period ending or for which earnings are released on or after the date of this Agreement; (iv) any adverse changes or developments in the laws, regulations, rules or orders of any Governmental Entity that are not specifically directed at a Railroad or Railroad Assets; (v) any adverse changes or developments that are attributable to seasonal fluctuations in the Industry; (vi) any acts of war, insurrection, sabotage or terrorism that are not specifically directed at a Railroad or Railroad Assets; and (vii) any adverse changes or developments arising primarily out of, or resulting primarily from, actions taken by any party in connection with (but not in breach of) this Agreement and the transactions contemplated hereunder, or which are primarily attributable to the announcement of this Agreement and the transactions contemplated hereby or the identity of Purchaser (including any litigation, employee attrition, any loss or postponement of business resulting from the termination or modification of any vendor, customer or other business relationships, any delay of customer orders or otherwise).

"Necessary Consents” has the meaning set forth in Section 5.12(b).

"Notifying Party” has the meaning set forth in Section 8.7(a).

"Objection” has the meaning set forth in Section 2.3(b).

"Owned Property” has the meaning set forth in Section 3.8(a).

"PCN” means Point Comfort & Northern Railway Company, a Texas corporation.

"PCN Line” means all real property, leaseholds and rights-of-way, including those certain tracks, rails, ties, rail anchors, spikes, switches, crossings, bridges, trestles, culverts, leads, supporting structures, ballast, spurs, turnouts, tails, sidings, signals and crossing protection devices, buildings, improvements, structures, facilities and fixtures thereon, including but not limited to those items specifically listed or described on Schedule 10.1(c).

"PCN Shares” has the meaning set forth in Section 3.3(a).

"PBGC” has the meaning set forth in Section 3.13(g).

"Permits” means any permits, licenses, approvals and authorizations by or from Governmental Entities.

"Permitted Liens” means (i) Liens disclosed on Schedule 10.1(i), (ii) mechanics’, carriers’, workmen’s, repairmen’s and other like Liens arising or incurred in the ordinary course of business, securing up to a maximum aggregate amount of $100,000, (iii) Liens for Taxes, assessments and other governmental charges that are not yet due and payable or that may thereafter be paid without penalty or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with generally accepted accounting principles, (iv) Liens disclosed in the Financial Statements, and (v) Liens arising under conditional sales contracts or as purchase money security interests for the purchase or lease of personal property, securing up to a maximum aggregate amount of $100,000.

"Permitted Real Property Encumbrances” means (i) easements, covenants, rights-of-way and other encumbrances or restrictions of record, (ii) any conditions that a current, accurate survey or physical inspection of any Owned Property may show, (iii) zoning, building and other similar restrictions, (iv) unrecorded easements, covenants, rights-of-way or other restrictions, and (v) Liens that have been placed by any developer, landlord or other Person (other than Seller or any of the Railroads) on property over which Seller or any of the Railroads has easement rights; provided that none of the items set forth in clauses (ii), (iii), (iv) or (v) above, individually or in the aggregate, would have a Material Adverse Effect.

"Person” means any individual, corporation, partnership, limited liability company, joint venture, trust, business association or other entity, including any Governmental Entity.

"Personal Property” means all furniture, fixtures, machinery, equipment, vehicles (including locomotives, cars, tractors, trailers, vans and all other transportation rolling stock) and other items of tangible personal property.

"Post-Closing Tax Periods” means taxable periods beginning after the Closing Date and the portion beginning immediately after the Closing Date of any taxable period that includes but does not end on the Closing Date.

"Pre-Closing Environmental Liabilities” has the meaning set forth in Section 8.3(a).

"Pre-Closing Tax Periods” means taxable periods ending on or before the Closing Date and the portion ending on (and including) the Closing Date of any taxable period that includes but does not end on the Closing Date.

“Purchase Option” has the meaning set forth in Section 5.15(a).

"Purchase Price” has the meaning set forth in Section 1.5.

“Purchaser’s Sale Notice” has the meaning set forth in Section 5.15(b).

"Purchaser” means RailAmerica Transportation Corp., Inc., a Delaware corporation.

"RSS” means Rockdale, Sandow & Southern Railroad Company, a Texas corporation.

"RSS Line” means all real property, leaseholds and rights-of-way, including those certain tracks, rails, ties, rail anchors, spikes, switches, crossings, bridges, trestles, culverts, leads, supporting structures, ballast, spurs, turnouts, tails, sidings, signals and crossing protection devices, buildings, improvements, structures, facilities and fixtures thereon, including but not limited to, those items specifically listed or described on Schedule 10.1(d).

"RSS Shares” has the meaning set forth in Section 3.3(a).

“Rail Transportation Services Agreements” has the meaning set forth in Section 5.13.

"Railroad Assets” means all assets, properties and rights (including rights arising under any of the Ancillary Documents), real and personal, of any of the Railroads, other than any Excluded Assets.

"Railroads” means, collectively, Bauxite & Northern Railway Company, an Arkansas corporation, The Massena Terminal Railroad Company, a New York corporation, Point Comfort & Northern Railway Company, a Texas corporation, and Rockdale, Sandow & Southern Railroad Company, a Texas corporation.

"Real Property” means the real property listed on Schedules 10.1(j).

"Remedial Action” means any response action, removal action, remedial action, corrective action, monitoring program, sampling program, investigation or other cleanup activity required by any Environmental Law to characterize, clean up, remove, remediate, treat or abate any Hazardous Substance in the environment.

"Representatives” has the meaning set forth in Section 5.7.

"Restructuring” means the transactions set forth on Schedule 5.1(a)(i).

"Salaried Pension Plan” has the meaning specified in Section 5.22(d).

"Salaried 401(k) Plan” has the meaning specified in Section 5.22(d).

"Schedules” means the schedules referred to in this Agreement as attached hereto.

"Securities Act” has the meaning set forth in Section 4.5.

"Section 338(h)(10) Elections” has the meaning set forth in Section 5.11(a).

"Seller” means Alcoa Inc., a Pennsylvania corporation.

"Seller Benefit Plans” has the meaning set forth in Section 3.13(a).

"Seller Complexes” means Seller’s plants and manufacturing facilities located in Massena, New York, Point Comfort, Texas and Rockdale, Texas and all surrounding real property, leaseholds and rights-of-way, including all buildings, improvements, structures, and fixtures now or subsequently located thereon, that are owned by Seller.

"Seller Computer Hardware” means any computer hardware, equipment and peripherals of any kind and of any platform, including desktop and laptop personal computers, handheld computerized devices, mid-range and mainframe computers, process control and distributed control systems, and network telecommunications equipment related to or used in connection with the businesses of Seller or any of its Affiliates that is not specifically listed on Schedule 10.1(e).

"Seller Data” means all electronically stored information and data, whether contained in a database or otherwise, which (i) is related to the businesses of Seller or any of its Affiliates other than the Business or (ii) is related to the Business but is not physically or logically separate from information and data related to Seller’s businesses or its Affiliates other than the Business.

"Seller Deductible” has the meaning set forth in Section 8.1(a)(i).

"Seller Guarantees” has the meaning set forth in Section 5.20.

"Seller Insurance Policies” has the meaning set forth in Section 5.19.

"Seller Intellectual Property” means any Intellectual Property related to or used in connection with the businesses of Seller or any of its Affiliates that is not specifically listed on Schedule 3.9(a).

"Seller Owned Computer Software” means the Computer Software created by or on behalf of Seller or any of its Affiliates and owned by Seller or any of its Affiliates.

"Seller Severance Plan” means the Seller Corporation 2004 Severance Pay Plan for Salaried Employees, as amended.

"Seller Trademarks” has the meaning set forth in Section 5.18.

"Shared Claim” has the meaning set forth in Section 8.7(a).

"Shares” means all issued and outstanding shares of capital stock of the Railroads.

"STB” means the Surface Transportation Board or its successor agency or body having the same or similar jurisdiction over common carriers by rail.

“Superfund Site Liabilities” has the meaning set forth in Section 1.4(d).

"Support Services” has the meaning set forth in the Support Services Agreement.

"Support Services Agreement” has the meaning set forth in Section 5.13.

"Target Working Capital Deficit” has the meaning set forth in Section 2.3(d).

"Tax” means all Federal, state, local, foreign or other governmental taxes, assessments, duties, fees, levies or similar charges of any kind, including all income, profit, franchise, excise, property, use, intangibles, sales, payroll, employment, withholding, environmental and other taxes, fees, like assessments or charges of any kind whatsoever and including all interest, penalties, additions to tax or additional amounts imposed with respect to such amounts by a Taxing Authority, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the tax liability of any other person.

"Tax Liability” means any liability, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due, with respect to Taxes.

"Tax Return” means any return, report, form or other information return or statement filed with any Taxing Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

"Taxing Authority” means the IRS and any other domestic or foreign governmental entity responsible for the administration and/or collection of any Tax.

"Third Party Claim” has the meaning set forth in Section 8.6(a).

"Title Company” has the meaning set forth in Section 3.8(a).

"Working Capital” means, as of the applicable date, the sum of the account balances for the accounts listed in Schedule 10.1(k) related to accounts receivable, inventory, prepaid expenses and other current assets of the Railroads, less the sum of account balances for the accounts listed in Schedule 10.1(k) related to accounts payable, current accrued liabilities and other current liabilities of the Railroads.

Section 10.2 Construction and Interpretation of Certain Terms and Phrases. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; and (v) the phrases “ordinary course of business” and “ordinary course of business consistent with past practices” refer to the business and practice of the Railroads and Seller in connection with the Business. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. For purposes of any indemnification provision in this Agreement, the word “expenses” shall mean out-of-pocket expenses, and shall not include any allocations of internal salaries and other expenses. Whenever the words “included,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

[SIGNATURES ON NEXT PAGE]

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

ALCOA INC. By: /s/ Kevin Anton

Name: Kevin Anton

Title: President

RAILAMERICA TRANSPORTATION CORP. By: /s/ Larry Bush

Name: Larry Bush

Title: Vice President and Treasurer